FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 23, 2004

Commission File Number: 001-14404

TELEFÓNICA DEL PERÚ S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Translation of a letter from the Chairman of the Board of Telefónica del Perú S.A.A., dated February 25, 2004 regarding the Annual Results for 2003.

2.	Translation of Management’s Discussion and Analysis of the Consolidated Financial Statements for the years ended December 31, 2003 and December 31, 2002.

3.	Translation of a Notice to Shareholders for Annual Shareholders’ Meeting, dated February 26, 2004.

4.	Translation of Motions for the Annual Shareholders’ Meeting for Telefónica del Perú S.A.A.

Item 1

TRANSLATION

Letter from the Chairman of the Board

In my capacity as Chairman of the Board of Telefonica del Peru S.A.A., I am pleased to present to you the 2003 Annual Report.

Results

The year 2003 was a particularly difficult year for Telefonica’s operations. In spite of this and its intention to address the demands put forward by the less favored sectors, Telefonica worked hard in finding solutions to said requirements. One of them was the launching of rate plans in March 2003, which were successfully implemented. Although initially the savings expectations for our clients were on the order of 15%, the final result was an average saving of 18%. Moreover, during 2003, 750,000 clients (49% of residential clients) chose a new rate plan, and 72% of the migrations came from homes pertaining to the C, D and E socioeconomic levels.

In 2003, the total revenues of Telefonica del Peru stood at S/.3.447 billion, 2.2% less that last year, mainly due to the application of the productivity factor, and to smaller revenues as a result of the rate plans offered.

The year 2003 was affected by higher administrative and operating costs associated with the implementation and launching of rate programs, due to the need to increase assistance to new ADSL users and greater default levels in the interconnection business. These expenses were partially offset by the employee retrenchment program. Thus, the total operating expenses stood at S/.2.794 billion, a 3.7% increase from the previous year.

The smaller revenues and greater expenses explained above resulted in an operating profit of S/.653 million, S/.180 million less than in 2002. This result was partially offset by smaller financial expenses, S/.71 million less than in 2002, the positive effect of the Result of Exposure to Inflation (REI) and the extraordinary earnings obtained from the sale of Terra Networks shares. Thus, the net result went from S/. 31 million in 2002 to S/. 22 million in 2003.

The commercial strategy in 2003 was aimed at addressing the needs of our clients pertaining to lower income segments and at increasing investments in the broad band. Thus, stimulus was given to the sale of pre-paid lines and limited consumption lines. Products such as the “Fonofacil Plus” line and the “Super Economica” line allowed low-income clients to gain access to communications. With these offers it was possible to increase the service plant by almost 8.6%, to 1,851,558 lines. In the Broad Band business, worth highlighting is the growth of our product, Speedy, which in 2003 reached almost 91,000 users, as compared to 34,000 users in 2002.

Strategic Plans

In 2004 our strategic plans will be based on three goals:

•	Improving the satisfaction of our clients.

•	Expanding fixed telephony.

•	Contributing towards the development of the Information Society in Peru.

The process of improving the clients’ satisfaction is a long-term project, since it involves the identification of areas in which our clients are not satisfied, reviewing the processes that will result in a change, and searching for a new way of thinking and doing business.

The fixed telephony expansion will be implemented by increasing the penetration of our services in existing clients, and increasing the availability of new lines. In this sense, the implementation of new rate plans will assist in the expansion of fixed telephony; however, we are also preparing to launch new products on the market. In 2003 we obtained the greatest growth of lines in South America.

The Information Society is a stage of social development of its members and is characterized by their capacity to obtain and share any information instantaneously and form the place and in the form they prefer. In this sense, Peru needs to accelerate the expansion of the broad and narrow bands in order to close every competition gap that may exist with other countries. Our investments in the Speedy line are aimed at accelerating this development. In Peru, the level of penetration is close to the penetration average of the broad band in the region (nearly 3.6% of the lines have the broad band service). Thus, Telefonica has set upon itself the ambitious goal of reaching over 300,000 broad band connections in 2007.

Acknowledgements

I thank our shareholders for their support to continue promoting the development of telecommunications in Peru. I also thank the employees of this company for their effort and dedication throughout this year, and for their work in improving our clients’ perception of the company and obtaining beneficial results for the company, our shareholders and employees as a whole.

Javier Nadal Ariño

Chairman of the Board of Telefónica del Perú S.A.A.

Lima, February 25, 2004

Item 2

TRANSLATION

Telefónica del Perú S.A.A. and Subsidiaries

Independent Auditors’ Report

Consolidated financial statements

Years Ended December 31, 2003 and 2002

(Free translation from the original in Spanish, see Note 33)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Telefónica del Perú S.A.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica del Perú S.A.A. (hereinafter “the Company”; a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain,) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended (all expressed in Peruvian nuevos soles). These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the above referred consolidated financial statements present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Peru.

4.	Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Peru, but do not necessarily conform with accounting principles generally accepted in the United States (U.S.GAAP). Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in note 34 to the accompanying consolidated financial statements, which describe such differences and present a reconciliation of consolidated net income and shareholders’ equity is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This additional information is the responsibility of the Company’s management. Such information has not been subjected to the auditing procedures applied in our audits of the basic financial statements and, accordingly, we express no opinion on it.

Countersigned by:

(Partner)

Eduardo Gris Percovich
CPC Register No.12159

February 11, 2004

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

In constant currency

ASSETS	Note	2003	2002
		S/.000	S/.000
CURRENT ASSETS:
Cash and banks	6	50,007	56,392
Trust fund	7	46,351	54,940
Trade accounts receivable, net	8	729,566	658,712
Accounts receivable from related companies	20	249,958	41,922
Other accounts receivable, net	9	106,512	158,398
Materials and supplies		27,998	28,741
Prepaid taxes and expenses	10	68,042	96,165

Total current assets		1,278,434	1,095,270

NON-CURRENT ASSETS:
Long-term accounts receivable from related company	20	—	268,745
Investments, net	11	86,552	156,007
Property, plant and equipment, net	12	6,000,479	6,526,901
Intangibles and other assets, net	13	225,282	298,815

Total non-current assets		6,312,313	7,250,468

TOTAL ASSETS		7,590,747	8,345,738

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	2003	2002
		S/.000	S/.000
CURRENT LIABILITIES:
Bank loans and overdrafts	14	163,609	484,194
Trade accounts payable	15	551,596	480,812
Accounts payable to related companies	20	203,373	188,146
Other accounts payable	16	667,371	589,118
Promissory notes	17	252,864	320,186
Current portion of bonds	18	26,255	302,251
Current portion of long-term debt	19	85,512	59,527

Total current liabilities		1,950,580	2,424,234

NON-CURRENT LIABILITIES:
Bonds	18	908,221	459,895
Long-term debt	19	314,334	819,525
Guarantee deposits		104,226	99,069
Deferred income tax and workers profit sharing	28	1,011,826	1,073,031

Total non-current liabilities		2,338,607	2,451,520

TOTAL LIABILITIES		4,289,187	4,875,754

SHAREHOLDERS’ EQUITY	21
Share capital		2,953,479	2,953,479
Legal reserve		352,676	349,450
Retained earnings		(4,595)	167,055

TOTAL SHAREHOLDERS’ EQUITY		3,301,560	3,469,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,590,747	8,345,738

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

In constant currency

	Note		2003	2002
			S/.000	S/.000
OPERATING REVENUE:
Fixed local telephone services			1,532,076	1,629,630
International long-distance telephone services			165,683	181,810
Domestic long-distance telephone services			194,530	254,893
Public and rural telephone services			702,240	760,761
Interconnection with other operators			152,941	90,529
Business communications			267,129	203,531
Cable television			320,003	300,196
Others			112,529	104,875

TOTAL OPERATING REVENUE			3,447,131	3,526,225

OPERATING EXPENSES:
General and administrative	23		969,072	920,243
Personnel	24		404,110	422,928
Depreciation	12	(a)	873,873	864,047
Amortization	13	(a)	128,720	130,235
Technology transfer and management fees	25		295,429	234,910
Materials and supplies			60,548	56,262
Shared services center expenses	20		107,545	112,622
Capitalization of costs for telephone plant construction	4	(i)	(45,101)	(47,776)

TOTAL OPERATING EXPENSES			2,794,196	2,693,471

OPERATING INCOME			652,935	832,754

(Continued)

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

In constant currency

	Note		2003	2002
			S/.000	S/.000
OTHER INCOME (EXPENSES):
Interest income	26		30,776	53,467
Interest expense	26		(138,770)	(232,244)
Other expenses, net	27		(281,307)	(346,412)

Total			(389,301)	(525,189)

Gain (loss) from exposure to inflation			6,812	(16,383)

INCOME BEFORE WORKERS’ PROFIT SHARING AND INCOME TAX			270,446	291,182
Workers’ profit sharing	28	(a)	(66,604)	(70,383)
Income tax	28	(a)	(181,894)	(189,546)

NET INCOME			21,948	31,253

			S/.	S/.
BASIC AND DILUTED EARNINGS PER SHARE	29		0.013	0.018

The accompanying consolidated notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

In constant currency

	Note		Number of Shares	Capital Stock	Legal Reserve	Retained Earnings	Total
				S/.000	S/.000	S/.000	S/.000
Balance as of January 1, 2002			1,721,964,417	2,953,479	349,450	160,657	3,463,586
Amortization of accumulated deferred income tax	28	(c)	—	—	—	(24,855)	(24,855)
Net income			—	—	—	31,253	31,253

Balance as of December 31, 2002			1,721,964,417	2,953,479	349,450	167,055	3,469,984
Amortization of accumulated deferred income tax	28	(c)	—	—	—	(24,427)	(24,427)
Dividends declared			—	—	—	(165,945)	(165,945)
Transference			—	—	3,226	(3,226)	—
Net income			—	—	—	21,948	21,948

Balance as of December 31, 2003			1,721,964,417	2,953,479	352,676	(4,595)	3,301,560

The accompanying notes are an integral part of these consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

In constant currency

	2003	2002
	S/.000	S/.000
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	21,948	31,253
RECONCILIATION OF NET INCOME (LOSS) TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amotization	1,002,593	994,282
Deferred income tax and employee’s profit sharing	(30,796)	(15,562)
Provision for doubtful accounts	224,859	162,545
Gain (loss) from exposure to inflation/deflation	(6,812)	16,383
Provisions	175,775	270,087
Provision for impairment of materials and supplies		20,400
Provision for impairment of investments	17,024	42,860
Loss (income) in sale of property, plant and equipment	(5,667)	2,424
Income in sale of permanent investments	4,333	(33,545)
Net changes in current assets and liabilities accounts:
Decrease (increase) in trade accounts receivable, from related companies and other accounts receivable	(241,479)	(192,618)
Decrease (increase) in materials and supplies	743	12,906
Decrease in taxes and prepaid expenses	21,922	59,149
Increase (decrease) in trade accounts payable	83,877	(63,322)
Increase (decrease) in other accounts payable	(94,671)	329,760

Cash provided by operating activities	1,173,649	1,637,002

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment, materials and supplies	(429,204)	(332,801)
Sale (purchase) of investments and other assets	76,438	85,895

Cash used in investing activities	(352,766)	(246,906)

CASH FLOW FROM FINANCING ACTIVITIES
Bank loans and overdraft	(309,541)	(721,657)
Issuance of long term debt	69,909
Payment of long term debt	(554,222)	(843,790)
Issuance (payment) of promissory notes	(60,136)	(39,352)
Issuance of bonds	485,785	200,659
Payments of bonds	(296,324)	(140,484)
Collection from other accounts receivable and accounts
payable to related companies		86,281
Dividends in advance and payment of dividends	(161,680)	(32,782)

Cash used in financing activities	(826,209)	(1,491,125)
Cash inflation/deflation gain (loss) due to cash	(1,059)	(1,164)

INCREASE (DECREASE) IN CASH AND BANKS	(6,385)	(102,193)
Balance of cash and banks at the beginning of the year	56,392	158,585
Balance of cash and banks at the end of the year	50,007	56,392

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	ECONOMIC ACTIVITY

Telefónica del Perú S.A.A., hereinafter “the Company”, is a telecommunications corporation, subsidiary of Telefónica, S.A (a company incorporated in Spain), that offers fixed local telephone services, public telephone services, data transmission, and both domestic and international long-distance telephone services throughout Peru. The Company is the major telecommunications operator of Peru and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

The number of employees of Telefónica del Perú S.A.A. and its Subsidiaries as of December 31, 2003 and 2002 was 4,920 and 4,857, respectively. The Company’s legal domicile is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements as of December 31, 2002 were approved at the General Shareholders’ Meeting held on March 26, 2003. The consolidated financial statements for the year ended December 31, 2003 will be submitted for approval to the General Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the General Shareholders’ meeting without significant changes.

As of December 31, 2003, the subsidiaries of the Company are:

Telefónica Servicios Integrados S.A.C.

Telefónica Multimedia S.A.C.

Transporte Urgente de Mensajería S.A.C.

Telefónica Servicios Comerciales S.A.C.

Telefónica Servicios Digitales S.A.C.

Telefónica Soluciones Globales Holding S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Servicios Técnicos S.A.C.

Servicios Globales de Telecomunicaciones S.A.C.

Espectacular S.A.C.

Following, are shown the activities and the most important financial data as of December 31, 2003 and 2002 of the Company’s main subsidiaries:

Entity	Business activity	Percentage of ownership		Total assets		Total liabilities		Total shareholders’ equity		Net income (loss)
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
		%	%	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Telefónica Servicios Integrados S.A.C.	Advanced information and telecommunications system services.	99.99	99.99	—	6	78,017	79,116	(78,017)	(79,110)	1,093	1,330

Telefónica Multimedia S.A.C.	Cable television services.	99.99	99.99	188,817	171,674	80,986	84,972	107,831	86,702	21,129	21,397

Transporte Urgente de Mensajería S.A.C.	Courier services.	99.99	99.99	21,085	13,225	17,232	10,640	3,853	2,585	1,268	1,362

Telefónica Servicios Comerciales S.A.C.	Telecommunication related administrative services.	99.90	99.90	27,562	9,072	13,143	6,921	14,419	2,151	12,268	43

Telefónica Servicios Digitales S.A.C.	Services of converting and processing documentary images; as well as electronic consulting of converted and stored images.	51.00	51.00	6,368	8,587	10,643	11,210	(4,275)	(2,623)	(1,652)	(2,649)

Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of various printed publications.	99.99	99.99	9,603	9,073	28,583	27,700	(18,980)	(18,627)	(353)	(7,988)

2.	CONCESSION CONTRACT AND RATES

CONCESSION CONTRACT

The Company subscribed with the Peruvian State, represented by the Ministry of Transportation, Communications, Housing and Construction (MTC), concession agreements to provide (i) carrier and fixed local telephone services in Lima department and Callao Province and (ii) carrier, fixed local telephone services and long-distance telephone services in the Republic of Perú. These contracts have the nature of law and were previously approved by Supreme Decree Nº11-94-TCC, dated May 13, 1994; subsequently Supreme Decree Nº21-98-MTC dated August 4, 1998 and Ministerial Resolutions Nº 272-99-MTC/15.03 and Nº157-2001-MTC/15.03 modified the concession agreements.

The concession contracts, considering the modifications approved by Supreme Decree Nº21-98-MTC, contain, among others, the following provisions:

(a)	The services provided include fixed local telephone services, public telephone services and both domestic and international long-distance services, as well as telex and telegraphy services.

(b)	The concession term is 20 years, which may be renewed gradually at the Company’s request for periods of up to five (5) additional years to the concession term. In this case, the renewal must be agreed each five-year period counted as from the effective date, up to a maximum of 20 years.

In June 1999, Telefónica del Perú S.A.A. requested the partial renewal of the concession term for providing the telecommunications services for an additional period of five (5) years. Such renewal was granted by Ministerial Resolution Nº 272-99-MTC/15.03 dated June 23, 1999, extending the concession term until 2019. To date, Telefónica del Perú S.A.A. has requested the renewal for five (5) additional years, which is currently in process.

(c)	Fixed local telephone services, and domestic and international long-distance carrier telephone services are under a maximum rate regime.

(d)	The obligation to enter, with the approval of the Supervisory Board for Private Telecommunications Investments, OSIPTEL, into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications services.

(e)	Other obligations regarding fixed local telephone service and both domestic and international long-distance telephone services, related to quality improvement of the service rendered and the expansion plan. By means of Supreme Decree 21-98-MTC, the Peruvian Government recognized that the aforesaid obligations have been satisfactorily fulfilled.

As of the date of this report, in Management’s opinion, the Company is fulfilling the obligations previously mentioned.

RATES

In March, 2003 Telefónica del Perú S.A.A. increased the existing rate plans approved by OSIPTEL, from 4 to 11 plans, which by means of a combination of fixed monthly rate, minute or second pricing and free units, among others, offer a wide range of total prices for each client needs.

As a result of those changes, as of December 31, 2003, there were about 550 thousands plan migrations, and sales of about 204 thousands new plans.

3.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree Nº20-98-MTC approved the policy that outlines the opening of the telecommunications market to competition.

Accordingly, by Directory Resolution Nº001-98-CD/OSIPTEL of January 16, 1998, the Interconnection Regulations were approved in order to ensure the free and fair competition of operators in the telecommunications market, within the framework of the international commitments in which Peru is a part. The above Resolution established that operators of public telecommunications services are unable to deny interconnection to other operators and that the execution of interconnection contracts will be made under the terms and conditions established between them.

Likewise, the operators of networks or interconnected services will pay each other interconnection charges, which include the interconnection costs, contributions to the total costs of the local service provider, and a reasonable profit margin. If the parties do not reach an agreement on the interconnection charges, these will be established by OSIPTEL. As of December 31, 2003, Telefónica del Perú S.A.A. is interconnected to 37 operators (31 operators as of December 31, 2002).

The maximum average interconnection charge for the completion of calls in the local fixed network was US$0.01208 and US$0.014 per minute, priced by the second, as of December 31, 2003 and 2002, respectively.

4.	SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

The significant accounting principles and practices used by Telefónica del Perú S.A.A. and its subsidiaries are as follows:

(a) Basis of preparation and presentation

The accompanying consolidated financial statements were prepared based on the accounting records of Telefónica del Perú S.A.A. and its Subsidiaries’ accounting records, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index. The inflation/deflation net gain or loss resulting from said adjustment is included in the consolidated statements of income. According to the above-mentioned index, inflation was 2.0 percent in 2003 (1.7 percent in 2002).

The figures corresponding to the previous year’s consolidated financial statements, shown for comparative purposes, are expressed at the level of wholesale prices as of December 31, 2003.

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) authorized by the National Accounting Council (CNC). As of December 31, 2003, the CNC has authorized the IAS 1 to 41, which are currently in force. In the preparation and presentation of the consolidated financial statements, Telefónica del Perú S.A.A and its subsidiaries have used the applicable IASs authorized by the CNC in force in Peru in 2003 and 2002.

As provided by the CNC, IAS 39 “Financial Instruments: Recognition and Measurement” became in force in January, 2003 and had no significant effect on the financial situation and results of Telefónica del Perú S.A.A. and Subsidiaries.

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of assets and liabilities reported, the disclosure of asset and liability contingencies at the date of the consolidated balance sheets, and the disclosure of significant facts included in the notes to the consolidated financial statements; as well as the amounts of revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most significant estimates included in the accompanying consolidated financial statements relate to the provision for doubtful accounts, provision for investments, fixed assets and inventories, estimated useful life of fixed assets, useful life of tangible and intangible assets, provision for contingencies, liability for deferred income tax and workers’ profit sharing and the estimated accrued revenues. These estimates are in accordance with generally accepted accounting principles in Peru and they are described in the paragraphs below.

(b) Consolidation principles

The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Telefónica del Perú S.A.A. and its subsidiaries in which it holds over 50 percent of direct or indirect ownership.

All significant accounts and transactions between these companies, including unrealized profits or losses have been eliminated in the accompanying consolidated financial statements. Consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events. The minority interest resulting from the consolidation process is not material for the consolidated financial statements.

Investments with an ownership interest of less than 20 percent, correspond mainly to interests in international satellite telecommunication organizations, and interests in related companies. These investments are presented at cost in the consolidated balance sheets, less any provisions for impairments in value considered permanent.

(c) Transactions in foreign currency

Foreign currency assets and liabilities are stated in local currency at free market exchange rates prevailing at the date of the consolidated balance sheet. The gain or loss related to transactions in foreign currency is recorded in the consolidated statement of income.

(d) Financial instruments

Financial assets and financial liabilities presented in the consolidated balance sheet include cash and banks, trust fund, trade accounts receivable, accounts receivable from related companies, other accounts receivable and investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles and practices on recognition and measurement of these items are disclosed in the respective accounting policies described herein.

Financial instruments are classified as liabilities or equity in accordance with the substance of the underlying contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when Telefónica del Perú S.A.A. and its Subsidiaries have a legally enforceable right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

Telefónica del Perú S.A.A. has exposure to market risks resulting from changes in interest rates and exchange rates, and uses financial derivatives to partially mitigate these risks. When contracts are qualified as hedge, the accounting of the financial instruments is symmetric to the accounting of the hedged items. Therefore, the changes in the fair value of the hedge are included in the statement of income in the same period in which the gains and losses from the hedged item are recognized.

Additionally, Telefónica del Perú S.A.A. uses exchange rate forward contracts to mitigate exposure to exchange risk. The forwards used are for coverage and macro-coverage. The forward gains and losses used for hedging (coverage) are recorded using an accrual criterion similar to that used in the recording of the operations the risk of which is hedged. In the case of derivatives used for macro-coverage, these are recorded at their estimated market value, with the gains and losses being recognized in the results for the period in which they are determined.

(e) Trust fund

The trust fund consists of investments in debt instruments of the United States of America Treasury that guarantee the operation of securitization explained in note 19 (b) below. They are stated at the lower of cost or market value. Adjustments resulting from the valuation of these investments are included in the consolidated statement of income. Interest received is reported as interest income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in caption interest income, in the consolidated statements of income.

(f) Trade accounts receivable

Trade account receivables are recorded as described in paragraph (n) below.

The provision for doubtful accounts is charged to income and is determined for the mass customers portfolio based upon the aging of the accounts receivables overdue in over four months as from the invoicing date; and on the basis of specific evaluations in the case of non-mass customers. The allowance is recorded in the general and administrative expenses caption of the consolidated statement of income. In Management’s opinion, this procedure permits to reasonably estimate the allowance for doubtful accounts, considering the clients’ characteristics in Peru.

(g) Materials and supplies

Materials and supplies are stated at the lower of cost or net realizable value.

Cost is determined by using the average-cost method.

Materials and supplies in transit are recorded at their specific purchase cost.

The allowance for impairment is determined considering an analysis of the turnover of materials and supplies, and is charged to results of the year when Management determines the need for said allowance.

(h) Permanent investments

The investments correspond to participations in international telecommunications organizations, and to participations in non-consolidated related companies, which are recorded at cost, less the provision for loss in value deemed to be permanent.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. Certain assets originally belonging to ENTEL Perú were revalued according to appraisal values determined by independent experts as of December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Buildings and premises	33
Telephone plant	10, 15 and 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Maintenance and minor renewals are charged to expenses as incurred. Major improvements and renewals are capitalized.

Payroll and allocated direct costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents the property and plant under construction and is stated at cost. This includes the cost of construction, and other direct costs. Construction in progress also includes the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

(j) Finance leases

Finance leases are recognized as assets and liabilities in the consolidated balance sheet at amounts equal to the fair value of the leased property or, if lower, at the present value of the lease payments. In calculating the present value of the lease payments, which excludes the insurance cost, the discount factor used is the implicit interest rate in the lease. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expenses for the asset as well as financing expenses for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(k) Intangible assets

Intangible assets are measured initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its subsidiaries; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed by the end of each year.

(l) Goodwill

Goodwill is included in the caption “Intangibles and other assets, net” and correspond to the excess of acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the share of Telefónica del Perú S.A.A. in the fair value of the acquired net assets. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses. Goodwill is amortized on a straight-line basis over a 10-year period.

(m) Provisions

A provision is recognized only when Telefónica del Perú S.A.A. and its Subsidiaries have a present obligation (legal) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate then available.

When the effect of the value of money over time is important, the amount of the provision is the present value of the disbursements that the Company expects to incur to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed in notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

(n) Revenues, costs and expenses recognition

Revenues for telephone services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephone and domestic and international long distance services are recorded on a cyclical system. Services not billed from the closing day of the billing to the last day in the month, are included in the next cyclical billing and the corresponding estimate of income is recorded.

Revenues and costs from telephone line installation are recognized at the time the related contracts are signed; except for the “Popular Telephone” service, the installation revenues and costs of which are recognized over the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(o) Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal provisions applicable in Peru. Telefónica del Perú S.A.A. determines income tax and worker’s profit sharing by applying rates of 30% and 10%, respectively, due to the tax stability agreement signed with the Peruvian Government (see Note 22). Additionally, deferred income tax and worker’s profit sharing are recognized using the balance sheet method. According to said method:

•	Deferred assets and liabilities are recognized for the future tax effects of temporary differences, at the rate the Company and its subsidiaries expect to settle said taxes.

•	The deferred assets are reduced, if necessary, in the amount of those tax benefits which, according to available evidence, are estimated as not realizable.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting in income or expense for income tax and workers’ profit sharing.

Temporary differences ordinarily become taxable or deductible when the related liability is settled or the related asset is recovered. A deferred tax liability or asset for income tax and workers’ profit sharing represents the amount of taxes payable or refundable in future years.

In accordance with the corresponding accounting standard, the Company determines its deferred tax based on the tax rate applicable to their non-distributed profits; any additional tax on profit distribution is recorded on the date in which such distribution is agreed.

In accordance with Resolution 110-99-EF/94.10 of CONASEV (National Supervisory Commission of Companies and Securities), the Company choose to record over six years on a straight-line basis starting 1999, the effect of the deferred tax liability as of December 31, 1997. The accumulated liability effect amounted to approximately S/.152,556,000 as of December 31, 1997 (values as of December 31, 2003). As of December 31, 2003 and 2002, approximately S/.131,739,000 and S/.107,312,000 have been recognized, respectively, of such accumulated effect in the retained earnings caption of the consolidated balance sheet.

(p) Impairment of assets

Periodically, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, Management reviews the long-term value of its assets basically of the property, plant and equipment, intangible assets and goodwill for impairment. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income.

The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

(q) Cash and cash equivalents

Cash and cash equivalents shown in the consolidated statement of cash flows consist of the cash and bank balance shown in the consolidated balance sheet.

(r) Earnings per share

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding at the date of the consolidated balance sheets. Capital shares that may be issued or cancelled due to the capital restatement resulting from the adjustment for inflation of the consolidated financial statements are considered a division of capital shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding.

(s) Business segments

For Management purposes, Telefónica del Peru S.A.A. and Subsidiaries are organized into five major operating businesses (fixed local telephone services, long distance services, cable television services, equipment supply and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company and its Subsidiaries report their primary segment information. Financial information on business and geographical segments is presented in note 30.

(t) Reclassifications

Certain items in year 2002 consolidated financial statements have been reclassified to make them comparable to those of year 2003 consolidated financial statements.

5.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. As of December 31, 2003, the weighted average free market exchange rate for U.S. dollar transactions, published by the SBS—Superintendencia de Banca y Seguros—(Superintendency of Banking and Insurance) was S/.3.461 for buying and S/.3.464 for selling (S/.3.513 and 3.515 as of December 31, 2002, respectively).

As of December 31, 2003 and 2002, Telefónica del Perú S.A.A. and Subsidiaries had the following assets and liabilities in foreign currency:

	Original currency	2003	2002
		US$000	US$000
Assets:
Cash and banks	U.S. dollars	1,551	1,500
Trust fund	U.S. dollars	13,392	15,333
Trade accounts receivable, net	U.S. dollars	38,323	36,888
Accounts receivable from related companies	U.S. dollars	46,574	11,699
Other accounts receivable, net	U.S. dollars	824	3,933
Long-term accounts receivable from related company	U.S. dollars	—	75,000

Total		100,664	144,353

Liabilities:
Bank loans and overdrafts	U.S. dollars	—	45,000
Trade accounts payable	U.S. dollars	33,160	58,546
Accounts payable to related companies	U.S. dollars	12,381	52,477
Other accounts payable	U.S. dollars	3,093	8,555
Promissory notes	U.S. dollars	24,125	22,200
Bonds	U.S. dollars	102,847	80,000
Long-term debt	U.S. dollars	87,152	102,111
	Japanese Yen	—	140,450
	Others	7,981	7,060

Total		270,739	516,399

Purchase position of hedge derivatives (reference value)		38,000	51,025
Purchase position of hedges (macro-coverage) derivatives (reference value)		145,500	265,800

Total		183,500	316,825

Net asset (liability) position		13,425	(55,221)

Telefónica del Perú S.A.A. uses forward exchange contracts to reduce its exposure to foreign currency risks, since it has a foreign currency net liability position. As of December 31, 2003 and 2002, Telefónica del Perú S.A.A. entered into forward exchange contracts to purchase U.S. dollars, for hedge and hedge (macro-coverage) purposes, for a notional amount of approximately US$183,500,000 and US$316,825,000, respectively.

As of December 31, 2003, the estimated market value for the hedge and hedge (macro-coverage) operations corresponds to unrealized losses of approximately S/.587,000 and S/.14,988,000 respectively (unrealized losses of approximately S/.3,081,000 and S/.26,042,000, respectively as of December 31, 2002).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) as per the Nation-wide Wholesale Prices Index, published by the National Statistics and Informatics Institute (INEI), were as follows (in percentages):

Year	Devaluation (revaluation)	Inflation (deflation)
2000	0.43	3.80
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00

6.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2003	2002
	S/.000	S/.000
Cash	3,083	665
Petty cash	487	502
Current and savings accounts (b)	46,437	39,305
Time deposits (c)	—	15,920

Total	50,007	56,392

(b)	Current and savings accounts are maintained in local banks.

(c)	As of December 31, 2002 time deposits were denominated in local currency and U.S. dollars, earned interests at the average local market rates and matured in January 2003.

7.	TRUST FUND

Consists of short-term investments in U.S. Treasury Papers amounting to approximately US$13,392,000 (equivalent to approximately S/.46,351,000) and approximately US$15,333,000 (equivalent to approximately S/.54,940,000) as of December 31, 2003 and 2002, respectively, purchased through “The Bank of New York”. The funds used in the purchase of these investments were provided by the collection accounts of the securitization operation explained in note 19 (b).

The market values of these investments as per their quoted price in the over the counter market as of December 31, 2003 and 2002, amount to approximately US$14,680,000 and US$16,350,000, respectively. There have been no significant fluctuations in market value of these securities as of the date of this report.

8.	TRADE ACCOUNTS RECEIVABLE, NET

(a)	Trade accounts receivable consist of the following:

	2003	2002
	S/.000	S/.000

Fixed local and public telephone services	1,167,668	1,094,201
Cable television	140,331	128,758
Data transmission	122,949	99,996
Interconnection	102,712	82,008
Foreign telecommunications carriers	63,352	49,498
Others	134,024	104,469

	1,731,036	1,558,930
Less:
Allowance for doubtful accounts (b)	(1,001,470)	(900,218)

Total	729,566	658,712

Trade accounts receivable have current maturities.

The accounts receivable related to local and public fixed telephone services are billed in Nuevos Soles. The accounts receivable related to data transmission services, interconnection, foreign telecommunications carriers, cable television and other services are billed in U.S dollars.

As of December 31, 2003, Telefónica del Perú S.A.A. has approximately 1,964,000 lines in service (1,810,000 as of December 31, 2002).

(b)	Changes in the provision for doubtful accounts as of December 31, 2003 and 2002 were as follows:

	2003	2002
	S/.000	S/.000
Balance as of January 1,	900,218	825,408
Add (less)
Provision for the year	125,483	142,000
Transfer due to sale of Telefónica Publicidad e Información Perú S.A.C.	—	(13,411)
Write-offs	(3,742)	(41,910)
Gain from exposure to inflation	(20,489)	(11,869)

Balance as of December 31,	1,001,470	900,218

Provision for doubtful accounts for the year is included in “general and administrative expenses” in the consolidated statements of income, see note 23(a), with exception of S/.21,902,000 in 2002, that is included in “Other expenses, net” in the consolidated statements of income, see note 27. In the opinion of Management of Telefónica del Perú S.A.A. and Subsidiaries, the balance of this provision adequately covers any risk of loss in trade accounts receivable as of the date of the consolidated balance sheet.

9.	OTHER ACCOUNTS RECEIVABLE, NET

(a)	Other accounts receivable consists of the following:

	2003	2002
	S/.000	S/.000
Accounts receivable due to coercive executions (b)	156,367	73,600
Claims to third parties	42,439	58,341
Accounts receivable from third parties	9,255	16,896
Loans to employees, note 20(b)	4,380	5,179
Advances granted to suppliers	1,172	5,518
Others	16,330	27,813

	229,943	187,347
Less:
Provision for doubtful accounts (d)	(123,431)	(28,949)

Total	106,512	158,398

(b)	Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licences and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, infringing the right to defence of the Company, or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. The Management of Telefónica del Perú S.A.A. continues the relevant legal actions and, in virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Also, their recoverability is being assessed.

(c)	“Other accounts receivable” are denominated in local and foreign currency, have current maturity and do not bear interest.

(d)	The provision for doubtful accounts for the year 2003 and 2002 amounted S/.99,376,000 and S/.20,645,000 respectively and is included in “Other expenses, net” in the consolidated statements of income, see note 27.

10.	PREPAID TAXES AND EXPENSES

(a)	Prepaid taxes and expenses consist of the following:

	2003	2002
	S/.000	S/.000
Prepaid income tax (b)	11,467	—
Broadcasting rights for sport events Telefónica Multimedia S.A.C. (c)	15,309	23,951
Prepaid advertisement	7,734	16,196
Deferred interests and commissions	—	3,336
Others prepaid expenses	33,532	52,682

Total	68,042	96,165

(b)	Corresponds to income tax pre-payments partially off-set by 2003 income tax payable of about S/.204,990,000 (Note 28).

(c)	Corresponds to rights acquired by Telefónica Multimedia S.A.C. to broadcast the soccer games played by several Peruvian professional clubs. These rights will be in force until 2005. Expenses are recorded in the consolidated statement of income over the term of the rights on a straight-line basis and the expense of the year is included in “general and administrative” caption of the consolidated statements of income.

11.	INVESTMENTS, NET

(a)	Investments consist of the following:

	Percentage of ownership in shareholders’ equity	Book value
		31.12.03	31.12.02
	%	S/.000	S/.000
Terra Networks, S.A. (related company) (c)	0.37	—	110,222
Intelsat (d)	0.93	56,158	56,158
New Skies Satellites (d)	0.76	24,419	24,419
Others		12,350	14,443

Total		92,927	205,242
Provision for impairment of investments (b) and (c)		(6,375)	(49,235)

Total		86,552	156,007

(b)	Changes in the provision for impairment of investments as of December 31, 2003 and 2002 were as follows:

	2003	2002
	S/.000	S/.000
Balance as of January 1,	49,235	6,375
Add
Provision for the year, see (c)	17,024	42,860
Write-offs	(59,884)	—

Balance as of December 31,	6,375	49,235

(c)	As of December 31, 2002, the Company held shares of Terra Networks S.A., a related company, incorporated in Spain (engaged in offering interactive services through internet, focused to the home users market). As of December 31, 2002 the market value of these shares amounted approximately to S/.44,170,000 and their equity value to S/.67,320,000 (according to non-audited financial statements as of such date). In order to carry this investment at its equity value Telefónica del Perú S.A.A. had a provision for impairment of its investment in Terra Networks S.A. amounting to S/.42,860,000 as of such date; likewise during 2003 an additional provision of S/.17,024,000 was recorded (see note 27). On July 23, 2003, the Company sold to Telefónica, S.A. the shares of Terra Networks, S.A. through a Public Acquisition

Offer. The sale value amounted to US$13,273,000 equivalent to S/.46,958,000, generating a loss amounting to S/.20,404,000 which is included in the caption “Other expenses” of the consolidated income statement.

(d)	The participations in satellites organizations allow the Company the transmission of international traffic through such media. Telefónica del Perú S.A.A. Management continuously supervises its investments, analyzing the changes in their estimated realizable value; hence, as of December 31, 2003 and 2002, in their opinion there are no permanent losses that should be recorded in the consolidated financial statements.

(e)	As of December 31, 2003, the Company reclassified submarine cable balances amounting to S/.122,648,000 and S/.16,087,000 to fixed assets and other assets, respectively, as part of an adaptation to corporate accounting policies. For comparative purposes, the amounts as of December 31, 2002, also have been reclassified.

12.	PROPERTY, PLANT AND EQUIPMENT, NET

(a)	The movement in property, plant and equipment is as follows:

	Land	Buildings and other constructions	Telephone plant	Equipment	Vehicles	Furniture and fixtures	Construction in progress and units in transit	—Total—
								2003	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance as of January 1,	152,325	838,744	11,955,963	570,257	128,638	64,109	271,447	13,981,483	13,765,624
Additions	—	—	247	275	591	2,567	425,524	429,204	332,801
Transfers to intangibles (note 13)	(157)	—	—	—	—	—	(57,043)	(57,200)	(102,337)
Transfers	33	404	368,778	11,698	—	4,068	(384,981)	—	—
Disposals and sales	(3,349)	(3,145)	(3,845)	(1,018)	(5,302)	(5,946)	(11,724)	(34,329)	(14,605)

Balance as of December 31,	148,852	836,003	12,321,143	581,212	123,927	64,798	243,223	14,319,158	13,981,483

Accumulated depreciation and impairment losses:
Balance as of January 1,	—	312,731	6,586,126	388,525	123,034	44,166	—	7,454,582	6,594,930
Depreciation for the year	—	22,431	781,754	62,699	2,131	4,858	—	873,873	864,047
Disposals and sales	—	(1,695)	(457)	(950)	(4,051)	(2,623)	—	(9,776)	(4,395)

Balance as of December 31,	—	333,467	7,367,423	450,274	121,114	46,401	—	8,318,679	7,454,582

Net book value	148,852	502,536	4,953,720	130,938	2,813	18,397	243,223	6,000,479	6,526,901

25

(b)	Fully depreciated property, plant and equipment

As of December 31, 2003 and 2002, certain assets for approximately S/.3,183,962,000 and S/.2,940,442,000, respectively are fully depreciated. Nevertheless, these assets are still in active use.

(c)	Revalued property, plant and equipment

The net balance of property, plant and equipment as of December 31, 2003, includes the results of a voluntary revaluation made by ENTEL Perú as of December 31, 1992 based on an appraisal conducted by independent experts. The sum arising from this revaluation was credited to shareholders’ equity.

(d)	Impairment loss

As of December 31, 2000, the Company recorded an impairment loss amounting to approximately S/.84,442,000, corresponding mainly to capitalized costs in the plant and computer equipment.

As of December 31, 2001, Telefónica del Perú S.A.A. made a new assessment of the recoverability of the investment in computer equipment concluding that its recoverable value exceeds its book value. Therefore, the amount of S/.22,144,000, from the impairment loss recorded in 2000 was reversed. As of December 31, 2003, the provision for impairment amounts to S/.62,298,000.

As of December 31, 2003 and 2002, Management has determined that the recoverable value of its property, plant and equipment is greater than its book value, see note 13 (d).

(e)	Assets under financial lease

The captions buildings and other constructions, and vehicles include assets purchased under financial lease contracts which have net book values of approximately S/.26,253,000 and S/.29,654,000 as of December 31, 2003 and 2002, respectively.

(f)	Insurance

The Company and Subsidiaries maintain insurance contracts on their principal assets as per the policies established by Management. As of December 31, 2003, the Company has insurance coverage for plant and equipment for up to US$200,000,000 (equivalent to S/.692,200,000). In Management’s opinion, the insurance policies of the Company are consistent with the international practice in the telecommunications industry and the risk of contingent losses for disasters considered in the insurance policy is reasonable, taken into account the kind of assets the Company and Subsidiaries own.

(g)	Construction in progress

It mainly consists in constructions of external and internal telephone plants. Also, it includes spare parts, see note 4 (g), for which an impairment allowance was recorded amounting to S/.20,400,000 in 2002, see note 27.

13.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The movement in intangibles and other assets is as follows:

							—Total—
	Teledata	Issuance of bonds	Software and SAP (b)	Goodwill (c)	Wireless access fee	Others	2003	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance as of January 1,	13,199	49,564	549,815	34,456	52,017	1,058	700,109	642,662
Additions	—	—	—	—	—	—	—	1,332
Transfers from construction in progress (note 12)	—	—	57,200	—	—		57,200	102,337
Disposals and sales	—	—	(8,089)	—	—	(931)	(9,020)	(46,222)

Balance as of December 31,	13,199	49,564	598,926	34,456	52,017	127	748,289	700,109

Accumulated amortization:
Balance as of January 1,	13,199	49,564	303,202	14,733	20,081	515	401,294	289,386
Amortization for the year	—	—	117,583	3,314	7,823	—	128,720	130,235
Disposals and sales	—	—	(6,607)	—	—	(400)	(7,007)	(18,327)

Balance as of December 31,	13,199	49,564	414,178	18,047	27,904	115	523,007	401,294

Net book value	—	—	184,748	16,409	24,113	12	225,282	298,815

(b)	Software and SAP includes the acquisition of SAP R/3 financial and accounting software and of software licenses for platforms that support the commercial system.

(c)	Goodwill corresponds to the difference between the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. and the capital share of the Company in the fair value of the acquired net assets.

(d)	As of December 31, 2003 and 2002, Management has prepared forecasts of the estimated results for the following years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its property, plant and equipment, intangibles, and other assets, are greater than their book values and therefore, there is no need for a provision, as of the date of the consolidated balance sheet, in addition to that indicated in note 12 (d).

14.	BANK LOANS AND OVERDRAFTS

(a)	Bank loans and overdrafts are mainly short-term loans used for working capital; they were granted by local and foreign banks and consist of the following:

			2003	2002
Description	Original Currency		Equivalent in local currency	Equivalent in local currency
			S/.000	S/.000
BBVA Banco Continental		S/.	93,600	236,130
Banco Standard Chartered		S/.	15,000	71,400
Banco Standard Chartered	US$		—	35,853
Bank Boston N.A. Sucursal del Perú	US$		—	35,853
Banco de Crédito del Perú		S/.	33,000	13,770
Banco de Crédito del Perú	US$		—	53,780
BNP Paribas Andes	US$		—	35,853
Others in local currency			—	1,555

Total bank loans			141,600	484,194
Overdrafts			22,009	—

			163,609	484,194

(b)	All bank loans have current maturity and are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in Nuevos Soles as of December 31, 2003, accrue a weighted average interest rate of 4.15 percent (4.95 percent annual rate for Nuevos Soles and 2.30 percent annual rate for U.S. dollars loans as of December 31, 2002). During 2003, the weighted average interest rate accrued by loans in Nuevos Soles and U.S. dollars were 4.62 percent and 2.21 percent respectively (4.19 percent and 3.19 percent as of December 31, 2002, respectively). Interests accrued by bank loans and overdrafts for the years ended December 31, 2003 and 2002 amounted to approximately S/.14,488,000 and S/.22,196,000, respectively, and are recorded in the caption “Interest expense” of the consolidated statements of income, see note 26.

15.	TRADE ACCOUNTS PAYABLE

Trade accounts payable consist of the following:

	2003	2002
	S/.000	S/.000
Domestic suppliers	257,860	283,425
Foreign suppliers	25,034	40,304
Guarantee deposits from contractors	17,959	23,211
Telecommunications operators	160,566	110,438
Other trade accounts payable	90,177	23,434

Total	551,596	480,812

Trade accounts payable have current maturities and do not bear interest.

16.	OTHER ACCOUNTS PAYABLE

Other accounts payable consist of the following:

	2003	2002
	S/.000	S/.000
Interest and dividends	104,420	106,558
Remunerations and vacations	92,998	90,889
Taxes	85,376	69,712
Workers’ profit sharing	74,304	74,342
Other provisions	161,348	151,640
Others	148,925	95,977

Total	667,371	589,118

17.	PROMISSORY NOTES

On March 9, 1998, the General Shareholders’ Meeting approved the issuance of short-term promissory notes for up to US$180,000,000, denominated in local or foreign currency, through out a program to be executed over the next three years starting from the date the meeting was held; therefore expanding “The First Promissory Notes Program of Telefónica del Perú”, registered in 1996.

Under this approval, the “Second Promissory Notes Program of Telefónica del Perú” was registered, with a maximum circulation amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution N°010-2000-EF/94.1 dated January 21, 2000.

The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Second Informative Prospect was authorized by means of CONASEV Resolution Nº 009-2002-EF/94.11 dated February 4, 2002.

The General Shareholders’ Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issuance of short-term promissory notes adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. However, it was specified that the principal of the debt obtained from the issuance of papers (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

As of December 31, 2003 and 2002, Telefónica del Perú S.A.A. maintains the following promissory notes in circulation:

Issuance number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	Equivalent in local currency
						2003	2002
				%		S/.000	S/.000
Eighteenth	J	February 11, 2002	February 6, 2003	2.70	US$	—	13,265
Nineteenth	E	April 15, 2002	January 10, 2003	3.97	S/.	—	8,058
Nineteenth	F	April 15, 2002	April 10, 2003	4.50	S/.	—	15,300
Twentieth	C	May 13, 2002	February 7, 2003	4.01	S/.	—	21,512
Twentieth	D	May 13, 2002	May 8, 2003	4.50	S/.	—	17,906
Twenty-first	B	July 8, 2002	January 4, 2003	3.73	S/.	—	10,200
Twenty-first	C	July 8, 2002	April 4, 2003	4.64	S/.	—	13,362
Twenty-first	D	July 8, 2002	July 3, 2003	5.34	S/.	—	27,438
Twenty-second	B	July 25, 2002	January 21, 2003	2.18	US$	—	16,190
Twenty-third	B	August 23, 2002	March 21, 2003	1.79	US$	—	21,512
Twenty-third	C	August 23, 2002	April 20, 2003	1.86	US$	—	25,097
Twenty-third	D	August 23, 2002	August 18, 2003	1.93	US$	—	3,585
Twenty-fourth	A	October 21, 2002	April 19, 2003	6.34	S/.	—	10,098
Twenty-fourth	B	October 21, 2002	July 18, 2003	6.74	S/.	—	10,098
Twenty-fourth	C	October 21, 2002	October 16, 2003	7.16	S/.	—	10,404
Twenty-fifth	A	November 15, 2002	February 13, 2003	4.32	S/.	—	4,335
Twenty-fifth	B	November 15, 2002	March 15, 2003	4.50	S/.	—	4,080
Twenty-fifth	C	November 15, 2002	May 14, 2003	4.63	S/.	—	29,988
Twenty-fifth	D	November 15, 2002	August 12, 2003	5.16	S/.	—	2,397
Twenty-fifth	F	November 25, 2002	February 23, 2003	4.49	S/.	—	15,606
Twenty-fifth	G	November 25, 2002	March 25, 2003	4.67	S/.	—	765
Twenty-fifth	H	November 25, 2002	May 24, 2003	5.01	S/.	—	4,055
Twenty-fifth	I	November 25, 2002	August 22, 2003	5.30	S/.	—	765
Twenty-fifth	J	November 25, 2002	November 20, 2003	5.53	S/.	—	3,570
Twenty-fifth	K	December 12, 2002	March 12, 2003	4.03	S/.	—	6,630
Twenty-fifth	L	December 12, 2002	June 10, 2003	4.50	S/.	—	3,060
Twenty-fifth	M	December 12, 2002	December 7, 2003	5.43	S/.	—	20,910
Twenty-fifth	Q	January 10, 2003	January 5, 2004	4.74	S/.	15,000	—
Twenty-sixth	D	March 19, 2003	March 3, 2004	1.39	US$	69,280	—
Twenty-sixth	H	April 22, 2003	April 16, 2004	1.38	US$	10,825	—
Twenty-sixth	L	May 12, 2003	April 30, 2004	1.40	US$	3,464	—

To...						98,569	320,186

						Equivalent in local currency
Issuance number	Series	Issuance date	Maturity date	Weighted average annual interest rate	Currency of contract	2003	2002
				%		S/.000	S/.000
From:						98,569	320,186
Twenty-seventh	D	March 31, 2003	January 2, 2004	4.47	S/.	18,500	—
Twenty-seventh	E	April 14, 2003	January 9, 2004	4.13	S/.	10,000	—
Twenty-seventh	F	April 14, 2003	April 8, 2004	4.54	S/.	40,000	—
Twenty-seventh	J	May 9, 2003	April 30, 2004	4.49	S/.	7,545	—
Twenty-eighth	B	July 18, 2003	February 13, 2004	3.64	S/.	9,500	—
Twenty-eighth	C	July 18, 2003	July 12, 2004	3.83	S/.	26,750	—
Twenty-eighth	E	October 28, 2003	February 25, 2004	3.08	S/.	18,010	—
Twenty-eighth	F	October 28, 2003	July 24, 2004	3.28	S/.	7,490	—
Twenty-eighth	G	October 28, 2003	Octuber 22, 2004	3.43	S/.	16,500	—

						252,864	320,186

*	Promissory notes have been acquired by third parties and have not specific guarantees.

18. BONDS

(a) Telefónica del Perú S.A.A. maintains the following obligations related to the issuance of bonds as of December 31, 2003 and 2002:

Series	Issuance date	Maturity date	Face value		Authorized amount		Used amount		Effective annual interest rate	Equivalent in local currency
										2003	2002
					(000)		(000)		(**)	S/.000	S/.000
1st Program 1st issuance	August 16, 1999	August 16, 2006		S/.5000		S/.1000,000		S/.100,000	VAC(*) +6.9375%	108,626	108,763
1st Program 2nd issuance	October 11, 1999	October 11, 2009		S/.5,000		S/.70,000		S/.43,710	VAC(*)+7.00%	47,262	47,321
1st Program 4th issuance	August 21, 2000	August 21, 2003	US$	1,000	US $	35,000	US $	35,000	8.125%	—	125,485
1st Program 6th issuance	February 27, 2001	February 27, 2003		S/.5,000		S/.50,000		S/.50,000	12.6875%	—	51,000
1st Program 7th issuance	June 18, 2001	June 18, 2003		S/.5,000		S/.66,000		S/.66,000	12.625%	—	67,320
2nd Program 2nd issuance	December 11, 2001	December 11, 2003		S/.5,000		S/.75,000		S/.55,000	7.5%	—	56,100
2nd Program 3rd issuance	December 11, 2001	December 11, 2006		S/.5,000		S/.100,000		S/.100,000	VAC(*)+6.1875%	103,022	103,153
2nd Program 4th issuance	March 14, 2002	March 14, 2004		S/.5,000		S/.55,000		S/.16,770	6.375%	16,770	17,105
2nd Program 5th issuance	May 13, 2002	May 13, 2007		S/.5,000		S/.30,000		S/.12,140	VAC(*)+6.25%	12,523	12,539
2nd Program 6th issuance	July 9, 2002	July 9, 2004		S/.5,000		S/.20,000		S/.9,485	7.75%	9,485	9,675
2nd Program—Series A 7th issuance	November 25, 2002	November 25, 2005	US$	1,000	US $	45,000	US$	35,000	4.375%	121,240	125,486
2nd Program—Series B 7th issuance	December 6, 2002	December 6, 2005	US$	1,000	US $	45,000	US$	10,000	4.00%	34,640	35,853
2nd Program—Series A 8th issuance	March 14, 2003	March 14, 2005		S/.5,000		S/.75,000		S/.75,000	6.50%	75,000	—
2nd Program—Series B 8th issuance	April 22, 2003	April 22, 2005		S/.5,000		S/.15,000		S/.15,000	6.1875%	15,000	—
2nd Program—Series A 9th issuance	April 14, 2003	January 14, 2005	US$	1,000	US $	26,000	US$	21,000	2.4375%	72,744	—
6th Issuance of corporate bonds Series A (out of program)	June 18, 2003	June 18, 2005		S/.5,000		S/.70,000		S/.70,000	5.1875%	70,000	—
7th Issuance of corporate bonds (out of program)	August 20, 2003	August 20, 2008		S/.5,000		S/.70,000		S/.63,190	7.9375%	63,190	—

To...										749,502	759,800

Series	Issuance date	Maturity date	Face value		Authorized amount		Used amount		Effective annual interest rate		Equivalent in local currency
											2003	2002
					(000)		(000)		(**)		$/.000	$/.000
From...											749,502	759,800
8th issuance of corporate bonds (out of program)	August 20, 2003	February 20, 2009	US$	1,000	US$	30,000	US$	16,847	3.8125%		58,358	—
9th Issuance of corporate bonds (out of program)	July 7, 2003	July 7, 2007	US$	1,000	US$	20,000	US$	20,000	3.125%		69,280	—
3th Program—Series A 1st Issuance	November 24, 2003	November 24, 2010	S/	.5,000	S/	.70,000	S/	.50,000	VAC	(*)+5%	50,087	—
Financial derivatives of hedge											7,249	2,346

									Total		934,476	762,146
									Less—Current portion		26,255	302,251

									Non—current portion		908,221	459,895

(*)	Constant restating value.
(**)	Interest is paid semmiannually, except for bonds corresponding to the 2nd program, 9th issuance, which are paid quarterly.

(b)	According to its contractual conditions, bonds outstanding as of December 31, 2003 and 2002 mature as follows:

	Principal amortizations
	2003	2002
	S/.000	S/.000
2003	—	302,251
2004	26,255	26,780
2005	395,873	161,339
2006	211,648	211,916
2007	81,803	12,539
2008	63,190	—
2009 and thereafter	155,707	47,321

Total	934,476	762,146

(c)	According to Article 19 of the Income Tax Law approved by Supreme Decree 054-99-EF and modified by Law 27804, interests are exempt from income tax until December 31, 2006. The exemption will not apply when the holder of the bonds is a bank or a financial entity.

(d)	Funds received from issuance of bonds in public offering were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(e)	The General Shareholders’ Meeting of Telefónica del Perú S.A.A. held on March 26, 2002 approved to modify the agreement on the issuance of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issuance of papers (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(f)	Likewise, the “Third Bonds Program of Telefónica del Perú” was registered for a maximum amount in circulation equivalent to US$250,000,000. This program was registered in the Public Registry of Securities and Brokers and authorized by means of Resolution Nº 079-2003-EF/94.11 dated October 3, 2003.

19. LONG-TERM DEBT

(a)	Long-term debt consists of the following:

								As of December
						As of December 31, 2003		31, 2002
Creditor	Currency	Guarantee granted by	Annual interest rate	Interest payments	Maturity date	Foreign Currency	Equivalent in local currency	Equivalent in local currency
							S/.000	S/.000
European Investment Bank	US$	—	5.72%	Semiannual	September, 2013	46,500	161,076	183,388
Telefónica del Perú Grantor Trust (b)	US$	—	7.48%	Semiannual	December, 2008	39,286	136,085	169,021
Banco Standard Chartered	S/.	—	5.45%	Upon maturity	June, 2005	—	40,000	—
Banco Standard Chartered	S/.	—	5.35%	Upon maturity	December, 2004	—	29,500	—
Nederlandes Investeringsbank Voor Ontwikkellingslanden—Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	4,439	19,372	17,809
Citileasing S.A.	US$	Leased building	4.4436%	Monthly	August, 2004	1,366	4,733	11,778
French Public Treasury	€	Peruvian government	3.50%	Semiannual	September, 2012	596	2,601	2,611
Telefónica Internacional, S.A. (*)	JPY	—	2.36%	Quarterly	March, 2004 (*)	—	—	503,554
Deferred swap premium (*)	US$—JPY	—	—	—	March, 2004	—	—	(15,953)
Others							6,479	6,844

					Total		399,846	879,052
					Less—Current portion		85,512	59,527

					Non-current portion		314,334	819,525

(*)	On June 5, 2003 the debt with Telefónica Internacional, S.A. was repaid.

(b)	On July 14, 1998, the Board of Directors of Telefónica del Perú S.A.A. approved a financial operation denominated “Securitization” for a total amount of US$200,000,000; backed with the trust transfer of accounts receivable as of such date and future, generated by the international traffic of Telefónica del Perú S.A.A. These accounts constitute the trust equity backing the issue of certificates to be carried out by the securitising entity in virtue of the securitization process. On December 16, 1998, Telefónica del Perú S.A.A. placed certificates for US$150,000,000 in the New York Stock Exchange at an issuance price of 99.975954 percent and at an annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance Telefónica del Perú S.A.A. working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 millions, no other prepayments having been made. As of December 31, 2003 the principal of this debt had been amortized by approximately US$110,714,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see note 7.

(c)	Telefónica del Perú S.A.A. is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled as of December 31, 2003.

(d)	The long-term debt principal as of December 31, 2003 and 2002 matures as follows:

	2003	2002
	S/.000	S/.000
Year
2003	—	59,527
2004	85,512	539,280
2005	85,204	46,392
2006	45,120	45,344
2007	45,057	46,322
2008	45,054	46,322
2009 and thereafter	93,899	95,865

Total	399,846	879,052

20.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Principal transactions

During 2003 and 2002, the Company and subsidiaries principal transactions with related parties were as follows (see also notes 22(f) and 25):

	2003	2002
	S/.000	S/.000
Income from rent of circuits	38,413	38,348
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 26	9,666	24,143
Income from sale of subsidiary, note 27	—	113,017
Interconnection expenses, net	-376,825	(401,037)
Shared Services Centre expenses (**)	-107,545	(112,622)
Call-centre services and regulatory expenses	-28,379	(24,710)
Services received from Telefónica Móviles S.A.C	-17,965	-18,638
Printing of telephone directories expenses	-14,347	(16,210)
Loans granted, net	9,788	23,778

As a result of these and other minor transactions, as of December 31, 2003 and 2002, Telefónica del Perú S.A.A. and Subsidiaries had the following balances with related companies:

	2003	2002
	S/.000	S/.000
Accounts receivable:
Telefónica Móviles S.A.C.	224,998	268,745
Telefónica Empresas Perú S.A.A.	2,363	9,181
Teleatento del Perú S.A.C.	—	18,792
Emergia Perú S.A.C.	4,305	2,381
Others	18,292	11,568

	249,958	310,667
Less:
Non-current portion of account receivable from Telefónica Móviles S.A.C. (*)	—	268,745

Current portion	249,958	41,922

Accounts payable:
Telefónica Móviles S.A.C.	139,309	109,524
Telefónica Gestión de Servicios Compartidos Perú S.A.C. (**)	32,587	23,346
Others	31,477	55,276

	203,373	188,146

(*)	Corresponds to the long-term debt transferred to Telefónica Móviles S.A.C. (in January 2000), according to a Debt Recognition and Payment Commitment Contract, as a result of the transfer of an equity block. In May 2003, the balance of the loan was restructured by means of a Mutual Contract, establishing two portions of S/.113,500,000 (as of May 2003 values) and US$32,215,000 which accrue quarterly annual interest of 5.75% and 2.23%, respectively. Until that date, the debt was denominated in U.S. dollars and was bearing interest at a variable rate, the weighted annual average of which was 5.22% from January to April 2003 (6.73% in 2002). This contract ends in October 2004 and may be extended automatically and successively by three-month periods.

(**)	Telefónica Gestión de Servicios Compartidos S.A.C. offers to the Company and Subsidiaries, accounting, tax, treasury, human resources, real estate, safety, logistics, information system and general services.

(b)	Loans to employees

Telefónica del Perú S.A.A. and Subsidiaries grant loans to their employees and executives for periods of up to 12 months. The interest rates applied are generally below the existing market interest rates. However, other loan conditions are substantially the same as those in the market. The balances of employee loans were approximately S/.4,380,000 and S/.5,179,000 as of December 31, 2003 and 2002, respectively, and are shown in “Other accounts receivable, net”, see note 9.

(c)	Directors’ remunerations

For the years ended December 31, 2003 and 2002, the Board of Directors remuneration amounted to approximately S/.824,000 and S/.2,042,000, respectively.

21.	SHAREHOLDERS’ EQUITY

(a)	Share capital

As of December 31, 2003 and 2002, the share capital of the Company is represented by 1,721,964,417 common shares, par value of S/.1 each, fully subscribed and paid. The Company is entitled to issue approximately 1,231,514,583 additional shares resulting from the adjustment for inflation of the share capital as of December 31, 2003.

For the year 2003, the Company declared cash dividends amounting to S/.165,945,000 (S/.0.1 per share). No cash dividends were declared in 2002.

As of December 31, 2003 and 2002, Company’s share capital includes the following:

	2003	2002
	%	%
Class A-1
Telefónica Perú Holding S.A.C.	38.895	38.895
Class B
Telefónica Internacional, S.A.	49.526	49.526
Telefónica Perú Holding S.A.C.	8.635	8.635
Morgan Guaranty Trust ADR Program	1.243	1.179
Telefónica, S.A.	0.140	0.140
Other minor shareholders	1.545	1.608
Class C	0.016	0.017

Total	100.000	100.000

The Company’s Board of Directors is composed by a minimum of nine (9) members and a maximum of fourteen (14) members elected by the Special Meetings. Before each election, the General Shareholders’ Meeting must decide the number of Directors for the corresponding period.

Class A-1 shares were issued as a result of the privatization process and grant their holders the right to elect the majority of the Board of Directors. Class B shares, which correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the 2000 share interchange, elect as many Directors as necessary to complete the total number of Directors previously defined by the General Shareholders’ Meeting, considering the number of Directors that should be elected by the A-1 shareholders and the members to be elected, if it were the case, by the class C Shareholders.

Class C shares correspond to the workers of Telefónica del Perú S.A.A., who will have the right to elect one member of the Board of Directors when they reach a percentage not lesser than 3 percent of the capital stock. If this percentage is not reached at the moment of the election, Class B shareholders will elect an additional Director.

On March 26, 2003, the General Shareholders’ Meeting determined in 9 the total number of members of the Board of Directors for a three-year period. Under the election method described above, the special Meeting of Class A-1 shareholders elected five directors; the Special Meeting of Class B shareholders elected four members, considering that the Class C shareholders did not reach the minimum percentage required to elect a member.

Dividends distributed to domiciled individuals and non-domiciled shareholders, are subject to a 4.1% income tax withholding rate. Also, because of the legal stability agreement signed with the Peruvian Government, there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Legal reserve

In accordance with the Peruvian Corporate Business Law, the Company is required to appropriate annually at least 10 percent of its net income, after deducting the income tax, to a legal reserve until it reaches 20 percent of its capital stock. The legal reserve may be used to offset future losses or may be capitalized, existing in both cases the obligation to restore it.

22.	TAXATION

(a)	On December 31, 2003 expired the Legal Stability Agreements signed with the Peruvian Government in May 1994 by the Empresa Nacional de Telecomunicaciones del Perú—ENTEL PERU and the Compañía Peruana de Teléfonos—CPT, valid subsequently to Telefónica del Perú S.A.A., according to the Addendum of June 6, 1995, which were valid for 10 years, whereby the income tax was not modified, and, therefore, the same terms and aliquot parts, deductions, scale for calculating taxable income, and other characteristics were applied according to Legislative Decree Nº 774, in force in May 1994.

(b)	Telefónica del Perú S.A.A. and Subsidiaries file their tax returns and make their tax payments on an individual basis. According to the precedent paragraph, Telefónica del Perú S.A.A. income tax for the year 2002 and 2003 was calculated based on financial statements adjusted to reflect the changes in the Wholesale Price Index, following the methodology established by Legislative Decree Nº627. The annual income tax should not be less than 2 percent of Telefónica del Perú S.A.A. total net assets, excluding stock investments in companies domiciled in Peru and the value of new plant and equipment in the year of their acquisition and in the subsequent year. The tax rate in 2003 and 2002 is 30 percent of taxable income, including the effect of exposure to inflation.

For the subsidiaries, the income tax rate was 27% in 2003 and 2002 of taxable income of each subsidiary, including the effect for exposure to inflation.

According to Legislative Decree Nº 945, beginning in 2004 the income tax rate of Telefónica del Perú S.A.A. and subsidiaries will be 30 percent. Likewise, the total or partial profit distribution, is subject to a withholding rate of 4.1 percent of the amount distributed to foreign shareholders and domiciled individuals.

(c)	As of December 31, 2003, the Subsidiaries’ approximate tax loss carry forwards are the following:

Entity	S/.000
Telefónica Multimedia S.A.C.	93,021
Servicios Editoriales del Perú S.A.C.	14,168
Telefónica Servicios Digitales S.A.C.	6,369
Espectacular S.A.C.	1,278

The fiscal treatment for the tax loss carry forwards has been changed by means of Legislative Decree Nº 945, which became in force on January 1, 2004.

In that sense:

1.	The tax loss carry forwards as of 2000 of Telefónica Multimedia S.A.C., Telefónica Servicios Digitales S.A.C. and Espectacular S.A.C. should be offset until 2004.

2.	The 2001 tax loss carryforwards of Telefónica Multimedia S.A.C. may be used to offset taxable income until 2005.

3.	The tax loss carryforwards from 2001, 2002 and 2003 of Telefónica Servicios Digitales S.A.C., Servicios Editoriales del Perú S.A.C. and Espectacular S.A.C.,

according to the changes in Legislative Decret Nº 945 which modifies the Income Tax Law Regulations and to the Law 27513, will be used to offset profits under one of the two tax loss carryforwards system described as follows:

•	Offset the loss in the 4 immediately subsequent years since the year after the generation of the loss.

•	Offset the loss with no maximum deadline but with an annual maximum amount equivalent to 50 percent of the third-category net income obtained in the next years.

Currently, these subsidiaries are analyzing which of the two systems will be chosen to carryforward the losses.

The tax loss carryforwards amount of each subsidiary depends on the results of the reviews indicated in paragraph (d) below.

(d)	Telefónica del Perú S.A.A. income tax and returns from 1999 to 2003 and value added tax returns from December 1999 to 2003 are subject to review by the tax authority. Telefónica del Perú S.A.A. 1997 and 1998 income tax returns and value added tax returns from January to December, 1997 and 1998 have been reviewed by the tax authority, see note 32(a). Currently, the tax authority is reviewing the 1999 returns.

Additionally, the income tax and value added tax returns are subject to fiscal review by the tax administration, for the periods indicated below:

Entity	Years
Espectacular S.A.C.	1999 to 2003
Telefónica Multimedia S.A.C.	2000 to 2003
Telefónica Servicios Integrados S.A.C.	2000 to 2003
Transporte Urgente de Mensajería S.A.C.	2000 to 2003
Telefónica Servicios Comerciales S.A.C.	2000 to 2003
Telefónica Servicios Digitales S.A.C.	2000 to 2003
Servicios Editoriales del Perú S.A.C.	2000 to 2003
Telefónica Soluciones Globales Holding S.A.C.	2000 to 2003
Telefónica Servicios Técnicos S.A.C.	2001 to 2003
Servicios Globales de Telecomunicaciones S.A.C.	2001 to 2003

The tax authority is legally entitled to review and, if necessary, adjust the income tax calculated by Telefónica del Perú S.A.A. and Subsidiaries during the four years following the year of filing of the related tax returns. Due to possible interpretations of current legislation by the tax administration, it is not possible to determine whether or not such reviews will result in tax liabilities for Telefónica del Perú S.A.A. and Subsidiaries. However, in Management and their legal advisors opinion, any additional tax assessment would not be significant for the consolidated financial statements as of December 31, 2003 and 2002.

(e)	In accordance with the Telecommunications Law, Supreme Decree 013-93-TCC, and its regulations, telecommunications service concessionaires should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (e.2), on all the different telecommunication services under concession and/or authorization in the case of (e.3) below and only on the final and carrier telephone services in the case of (e.1):

Concept:	Beneficiary	%
(e.1) Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0
(e.2) Contributions for supervision services	OSIPTEL	0.5
(e.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-waves spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service provided by the concessionaire.

As of December 31, 2003, and 2002 the expense recognized for these concepts amounted to S/.61,661,000 and S/.60,531,000, respectively, and is included in the caption “General and administrative expenses” of the consolidated statements of income.

(f)	Starting from fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or nil taxation, and for the rendering of services to non-related third parties, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. For fiscal year 2003, due to the Legal Stability Agreement signed with the Peruvian Govermment, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT, and; estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter. For fiscal year 2004, due to the expiry of the Legal Stability Agreement signed with the Peruvian Govermment, these rules, with regards to income tax, will be applicable to Telefónica del Perú S.A.A. as well; the management of Telefónica del Perú S.A.A. and Subsidiaries consider that adaptation actions have been taken.

23.	GENERAL AND ADMINISTRATIVE EXPENSES

(a)	General and administrative expenses consist of the following:

	2003	2002
	S/.000	S/.000
Services provided by third parties (b)	738,627	693,448
Provision for doubtful accounts	125,483	120,098
Taxes	86,641	87,007
Others	18,321	19,690

Total	969,072	920,243

(b)	Consist of the following:

	2003	2002
	S/.000	S/.000
Leases	134,434	142,564
Fees	190,524	137,928
Cable TV signal fees	117,355	111,624
Maintenance and repairs	117,334	92,211
Prints and services	49,877	50,709
Advertising	49,344	59,685
Mail and telecommunications	38,668	27,155
Transport and storage	14,452	14,556
Others	26,639	57,016

Total	738,627	693,448

24.	PERSONNEL EXPENSES

Personnel expenses consist of the following:

	2003	2002
	S/.000	S/.000
Salaries	321,049	337,588
Social security and insurance	28,848	27,488
Severance indemnities	26,809	24,049
Other personnel expenses	27,404	33,803

Total	404,110	422,928

The average number of Telefónica del Perú and Subsidiaries employees during 2003 and 2002 was 5,052 and 4,873, respectively.

25.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL DE ESPAÑA, S.A.

On May 16, 1994, CPT and ENTEL PERU separately signed a Technology Transfer and Management Fees Agreement with Telefónica Internacional de España, S.A. (TISA), for a term of five years to be automatically renewed for subsequent five-year periods up to a maximum of 20 years, coinciding with the initial term of the Concession Contract. In return, TISA receives a quarterly fee.

The technology transfer fee is equal to 1 percent of total revenues for services invoiced by Telefónica del Perú S.A.A. The management and administration fee is equal to 9 percent of the operating revenue, excluding depreciation, amortization, technology transfer and management fee payments, as well as taxes, duties, contributions and royalties established under the Concession agreements.

Clause 5.5 of the Contract establishes that in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the quarter’s net income before worker’s profit sharing, deductions and taxes plus the quarter’s financial expenses, divided by the quarter’s financial expenses, is greater than 2.

During 2003, under this agreement the accumulated technology transfer fee was approximately S/.44,972,000 (approximately S/.35,174,000 in 2002). Likewise, during 2003 under this agreement the accumulated management and administration fee was approximately S/.250,457,000 (approximately S/.199,736,000 in 2002).

According to the agreement, the amount paid during the year is subject to an audit to be performed during the first quarter of the next year. In Management’s opinion, the amounts recorded for 2003 will not be significantly modified as a result of such audit.

26.	INTEREST INCOME AND EXPENSE

(a)	Interest income and expense consist of the following:

	2003	2002
	S/.000	S/.000
Interest income:
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 20	9,666	24,143
Interest on trade accounts receivable	18,568	23,546
Interest on time deposits	573	1,889
Others	1,969	3,889

Total	30,776	53,467

Interest expense:
Interest on bank loans	43,524	124,678
Interest on bonds	58,905	67,779
Interest on promissory notes	11,342	23,319
Financial commissions	4,727	8,809
Others	20,272	7,659

Total	138,770	232,244

27.	OTHER EXPENSES, NET

Other expenses, net consist of the following:

	2003	2002
	S/.000	S/.000
Other income:
Sale of investment in Telefónica Publicidad e Información Perú S.A.C., (a)	—	113,017
Sale of property, plant and equipment	17,666	35,681
Sale of investment in Terra Networks S.A., note 11 (c)	46,958	—
Others	36,100	65,160

Total	100,724	213,858

Other expenses:
Cost of sale of investment in Telefónica Publicidad e Información Perú S.A.C., (a)	—	79,472
Provisions	72,793	91,103
Prior years’ expenses	18,012	64,618
Cost of property, plant and equipment and intangibles sold, notes 12 and 13	11,999	38,105
Incentive retirement program	27,519	66,799
Provision for impairment of investment in Terra Networks S.A., notes 11 (b) and (c)	17,024	42,860
Provision for impairment of inventories, note 12 (g)	—	20,400
Provision for doubtful accounts, notes 8 (b) and 9 (d)	99,376	42,547
Cost of sale of investment in Terra Networks S.A., note 11 (c)	50,338	—
Other expenses, net	84,970	114,366

Total	382,031	560,270

Other expenses, net	281,307	346,412

(a)	On February 8, 2002, Telefónica del Perú S.A.A. and Telefónica Publicidad e Información, S.A., an entity established in Spain and holder of the telephone directories service line, signed a sale and purchase agreement whereby Telefónica Publicidad e Información, S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The price for such transfer was approximately US$31.2 million, (approximately S/.113,017,000), resulting in an approximate capital gain of US$9.4 million (approximately S/.33,545,000).

As a result of the transfer described above, Telefónica Publicidad e Información Perú S.A.C. is no longer a Company’s subsidiary and depends directly of its respective holding entity in Spain, of which Telefónica, S.A. is the major shareholder.

28.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	The income tax and workers’ profit sharing shown in the accompanying consolidated statements of income are made up as follows:

	2003	2002
	S/.000	S/.000
Workers’ profit sharing:
Current	74,304	74,342
Deferred	(7,700)	(3,959)

Total	66,604	70,383

Income tax:
Current	204,990	201,149
Deferred	(23,096)	(11,603)

Total	181,894	189,546

(b)	The reconciliation of the effective tax rate to the statutory tax rate is as follows:

	2003		2002
	S/.000%		S/.000%
Company’s income before income tax	187,577	100.0	210,999	100.0
Income tax rate	30%		30%

Income tax at the statutory tax rate	56,273	30.0	63,300	30.0
Tax effect of non deductible expenses:
Generic provisions	46,333	24.7	43,800	20.8
Rent of locations for public telephone services	32,234	17.2	30,668	14.5
Non deductible financial expenses	3,426	1.8	4,044	1.9
Others	26,346	14.0	36,930	17.5

Income tax expense as per Telefónica del Perú S.A.A.’s books	164,612	87.7	178,742	84.7
Income tax expense as per the Subsidiaries’ books	17,282		10,804

	181,894		189,546

49

(c) Components of the net deferred liability are as follows:

	As of January 1, 2002	(Debited)/ credited to income statement	(*)	(Debited)/ credited to equity	Result from exposure to inflation	As of December 31, 2002	(Debited)/ credited to income statement	(Debited)/ credited to equity	Others	Result from exposure to inflation	As of December 31, 2003
	S/.000	S/.000		S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Deferred assets:
Provision for doubtful accounts	—	19,423		—	—	19,423	-14,645	—	—	(381)	4,397
Financial leasing	8,030	(2,440)		—	(134)	5,456	(1,843)	—	—	(106)	3,507
Provision for impairment of investments	60,769	(2,838)		—	(1,016)	56,915	4,402	—	—	(1,116)	60,201
Provision for legal contingencies	14,617	12,088		—	(245)	26,460	10,297	—	—	(519)	36,238
Inventories, investments and lands inflation adjustment	9,244	—		—	(155)	9,089	701	—	—	(178)	9,612
Tax loss carryforward of Telefónica Multimedia S.A.C.	31,119	(13,751)		—	(520)	16,848	(14,954)	—	—	(329)	1,565
Others	19,691	28,848		(5,187)	(330)	43,022	(6,148)	(5,097)	(206)	(846)	30,725

Total	143,470	41,330		-5,187	-2,400	177,213	-22,190	(5,097)	(206)	-3,475	146,245

Deferred liabilities:
Depreciation	(928,691)	(83,194)		(18,383)	15,456	(1,014,812)	29,400	(18,067)	—	39,919	(963,560)
Software licence	(74,084)	15,912		(1,285)	1,238	(58,219)	21,265	(1,263)	—	1,141	(37,076)
Financial leasing	(10,838)	654		—	183	(10,001)	(740)	—	—	196	(10,545)
Telephone plant	(124,442)	48,990		—	2,080	(73,372)	(735)	—	—	1,438	(72,669)
Others	(82,322)	(12,963)		—	1,445	(93,840)	3,796	—	14,005	1,818	(74,221)

Total	-1,220,377	-30,601		-19,668	20,402	-1,250,244	52,986	-19,330	14,005	44,512	-1,158,071

Net deferred liability	-1,076,907	10,729		-24,855	18,002	-1,073,031	30,796	-24,427	13,799	41,037	-1,011,826

(*)	Includes a charge of S/.4,833,000 recorded in “other expenses, net” in the consolidated statements of income.

29.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing the consolidated net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding as of the date of the consolidated balance sheet.

	Shares outstanding	Days outstanding until year-end	Weighted average number of shares
Balance as of December 31, 2002	1,721,964,417	360	1,721,964,417

Balance as of December 31, 2003	1,721,964,417	360	1,721,964,417

The computation of the consolidated basic and diluted earnings per share as of December 31, 2003 and 2002 is shown below:

As of December 31, 2003			As of December 31, 2002
Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share	Consolidated net income (numerator)	Number of shares (denominator)	Earnings per share
S/.		S/.	S/.		S/.
21,948,000	1,721,964,417	0.013	31,253,000	1,721,964,417	0.018

30.	BUSINESS SEGMENT INFORMATION

(a)	Relevant financial information corresponding to business segments, as of December 31, 2003 and 2002 is shown below:

	Fixed local telephone services		Long distance telephone services		Cable television		Equipment supplies		Other services		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Property, plant and equipment	8,644,626	9,115,597	3,075,573	2,702,563	107,346	103,072	189,158	84,030	2,302,455	1,976,221	14,319,158	13,981,483
Accumulated depreciation	5,011,291	4,828,671	1,782,910	1,451,178	83,180	70,172	109,655	45,121	1,331,643	1,059,440	8,318,679	7,454,582
Intangibles and other assets	371,701	305,766	57,094	59,902	1,467	947	—	—	318,027	333,494	748,289	700,109
Accumulated amortization	260,511	173,013	40,015	34,815	376	145	—	—	222,105	193,321	523,007	401,294
Total assets	4,042,131	5,115,986	1,794,720	1,432,628	112,893	154,825	110,545	77,609	1,530,458	1,564,690	7,590,747	8,345,738
Total liabilities	2,248,367	2,637,470	538,972	464,516	49,485	49,957	52,024	25,541	1,400,339	1,698,270	4,289,187	4,875,754
Operating revenues	1,761,121	1,785,313	360,213	428,191	320,003	300,196	41,527	38,707	964,267	973,818	3,447,131	3,526,225
Operating expenses	1,430,460	1,382,021	348,567	374,363	216,247	211,747	40,503	33,935	758,419	691,405	2,794,196	2,693,471
Operating income	330,661	403,292	11,646	53,828	103,756	88,449	1,024	4,772	205,848	282,413	652,935	832,754

(b)	Relevant financial information for Lima and Provinces segments as of December 31, 2003 and 2002 is shown below:

	Lima		Provinces		Total
	2003	2002	2003	2002	2003	2002
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Property, plant and equipment	9,601,045	9,334,883	4,718,113	4,646,600	14,319,158	13,981,483
Accumulated depreciation	5,710,148	5,196,657	2,608,531	2,257,925	8,318,679	7,454,582
Intangibles and other assets	742,989	694,915	5,300	5,194	748,289	700,109
Accumulated amortization	519,048	398,229	3,959	3,065	523,007	401,294
Operating revenues	2,487,134	2,456,220	959,997	1,070,005	3,447,131	3,526,225
Operating expenses	1,978,777	1,917,756	815,419	775,715	2,794,196	2,693,471
Operating income	508,357	538,464	144,578	294,290	652,935	832,754

52

31.	FINANCIAL INSTRUMENTS

The Company and Subsidiaries are exposed to market risks in the normal course of their operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on their technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions. To carry out such analysis, the Company and Subsidiaries evaluate the accounts receivable aging report, which is used to estimate the necessary provision for doubtful accounts, see notes 4(f) and 8. In addition, the Company suspends the services, totally and partially, to clients who have overdue accounts receivable over 120 days.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allow the Company and Subsidiaries to develop their activities normally.

Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that a part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfillment of such obligations, because most of the revenues are generated in Nuevos Soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in their opinion, as of the date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur.

Interest rate risk

This risk has been reduced due to the credit rating of the Company and Subsidiaries and the Telefónica Group, which allows the procurement of competitive interest rates in local and international markets, reducing this risk.

Fair value of financial instruments

Accounting standards define a financial instrument as cash, evidence of property in an entity, or a contract whereby its is agreed to or imposed on an entity the right or the contractual obligation of delivering or receiving money or any other financial instrument. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of a fair value is its quoted market price, if available.

53

In the event that quotations not be available, the fair value is estimated based on the quoted market price of a financial instrument with similar characteristics, on the present value of the forecasted cash flows, or on other appraisal techniques, all of which are significantly affected by the various assumptions used. In spite of the fact that Management uses its best judgment to estimate the fair value of its financial instruments, inherent weaknesses exist in any appraisal technique. Consequently, fair value could not be an approximation of net realizable value or of the value of liquidation.

A significant part of the assets and liabilities of the financial statements are short-term financial instruments, with less than a one-year maturity. The fair value of these financial instruments, with the exception of those for which an active market exists, is considered to be equivalent to the recorded value as of the date of the consolidated balance sheet.

The methodologies and assumptions used depend on the terms and characteristic risks of the different financial instruments and include the following:

•	Cash and banks do not represent a significant credit or interest rate risk. Therefore, it has been assumed that their book values are representative of their fair values.

•	Marketable securities corresponding to the Trust Fund (U.S. Treasury Papers) are stated at the lower of cost or market value. Accordingly, the estimated fair value considers the potential earnings not recorded but that have been estimated based on the exchange prices of these investments.

•	Due to the fact that accounts receivable are presented net from their provision for doubtful accounts and have a maturity of less than one-year, Management considers that their fair value does not differ significantly from their book value.

•	For permanent investments with available market prices, the fair value has been determined based on such price. For those investments without available market price and considering that they are not marketable securities, Management has considered that their book value is similar to their fair value.

•	In the case of liabilities that bear interests with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics.

•	For financial liabilities that bear interests at variable and preferential rates, it has been assumed that their book value is the same as their market value.

•	The fair value of derivatives is based on market valuations.

Based on the criteria described above, the Company’s Management considers that there are no significant differences between the book value and the fair value of the financial instruments of the Company and Subsidiaries; with the exception of hedge derivatives products and investments, the differences of which are stated in the respective notes.

32.	CONTINGENCIES

In the normal course of its operations, the Company and Subsidiaries are subject to several tax, labour, civil and judicial claims, which are recorded according to accounting principles generally accepted in Peru, see note 4. The most significant contingencies as of December 31, 2003 and 2002 are described below:

(a)	To date, the assessments received from the tax authority are the following:

(i)	In June 1999, the Peruvian tax authority (SUNAT) issued tax assessments on the 1997 income tax and value added tax returns of the Company. Such assessments amounted to approximately S/.131,528,000 (in values as of April 30, 1999) and include the respective fine resolutions amounting to approximately S/.73,200,000.

In July 1999, the Company filed a partial claim against such assessments.

In March 2002, because of the appeal filed by the Company, the Tax Court decided that SUNAT must review again the claims related to inventory differences (S/.51,000,000) and amortization of intangibles (S/.20,000,000); it also decided that the assessment amounting to S/.84,000,000 relating to the provision for doubtful accounts should be maintained.

In November 2003, after the respective review, SUNAT has notified the Intendence Resolution, cancelling the assessment concerning inventories, upholding that concerning the provision for doubtful accounts, and reducing the assessment concerning intangible to S/.1,500,000.

The effect of that Resolution is already recorded as of December 31, 2003.

(ii)	As a result of the fiscal review of the year 1998, on February 11, 2002 the Company was notified by SUNAT through several resolutions for the payment of income tax and value added tax for approximately S/.244,449,000.

Telefónica del Perú S.A.A. Management and its legal advisors filed a partial claim against those resolutions on the basis that they are not in accordance with legal rulings in force in Peru. To date, SUNAT is evaluating the information presented by Telefónica del Perú S.A.A. in the claiming file.

Telefónica del Perú S.A.A. Management and its legal advisors estimate that the results of the process will not have a significant impact on the consolidated financial statements.

(iii)	On December 24, 2003, SUNAT notified the Company through various resolutions for the additional payment to cover pre-payments of income tax, income tax withholdings applicable to non-domiciled taxpayers, and value added tax, corresponding to 1999. Said assessments amount to approximately S/.213,751,000 (at December 2003 values), and include the respective fine resolutions.

The Company has appealed all said resolutions since, in its opinion, they do not agree with legal norms currently in force in Peru.

Management and legal advisors estimate the results of the process will not have a significant impact on the consolidated financial statements.

(b)	As of December 31, 2003 and 2002, the Company and its Subsidiaries have several labour and civil lawsuits and administrative processes. Both, internal and independent legal advisors are conducting such lawsuits. As of December 31, 2003 and 2002, the Company’s Management and its legal advisors have deemed necessary, based on the available evidence as of such dates, to record provisions to cover the risks of said contingencies, as set forth in note 4(m), against the results of years 2003 and 2002, respectively.

In this sense, Management and its legal advisors, both internal and external, have been monitoring the different risks that affect the Company and its subsidiaries and consider that the provisions for contingencies recorded to date are sufficient to cover the identified business risks as of December 31, 2003.

33.	EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH LANGUAGE OF THE ORIGINAL FINANCIAL STATEMENTS ISSUED IN SPANISH

The accompanying translated consolidated financial statements originally issued in Spanish are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company and subsidiaries that conform with generally accepted accounting principles in Peru may not conform with generally accepted accounting principles in other countries. In the event of a discrepancy, the Spanish-language version prevails.

An additional information describing the significant differences and presenting a reconciliation of consolidated net income and shareholders’ equity between accounting principles generally accepted in Peru and accounting principles generally accepted in the United States (U.S.GAAP) is presented in note 34 to the accompanying consolidated financial statements for the purpose of additional analysis only. This additional information is not a required part of the basic financial statements nor is included in the original consolidated financial statements issued in Spanish.

34.	UNAUDITED DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The consolidated financial statements of Telefónica del Perú S.A.A. were prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided below.

RECONCILIATION BETWEEN CONSOLIDATED SHAREHOLDERS’ EQUITY AND NET INCOME TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Peruvian GAAP:

Shareholders’ equity

	Year Ended December 31
	2003	2002
	S/.000	S/.000
Shareholders’ equity according to the consolidated financial statements prepared under Peruvian GAAP	3,301,560	3,469,984
Adjustments increasing (decreasing) reported shareholders’ equityAdjustments increasing (decreasing) reported shareholders’ equity
Revenue recognition—installation fee, note 34 (b)	(98,100)	(124,727)
Revaluation of property, plant and equipment (i), note 34 (c)	(175,952)	(184,235)
Capitalized interest (ii)	559,681	613,176
Debt assumed by the State, note 34 (h)	(223,783)	(220,435)
Reversal of goodwill amortization, note 34 (k)	6,680	3,366
Unrealized gain/(loss) on marketable securities, note 34 (l)	—	(30,056)
Deferred workers’ profit sharing from US GAAP adjustments, note 34 (f)	(18,441)	(23,591)
Deferred income taxes from US GAAP, note 34 (e) adjustments	(76,501)	(90,389)

Net adjustments	(26,416)	(56,891)
Shareholders’ equity in accordance with U.S. GAAP	3,275,144	3,413,093

(i)	Revaluation adjustment is presented net of accumulated depreciation of S/.252,349,000 and S/.244,066,000 as of December 31, 2003 and 2002, respectively.

(ii)	Capitalized interest adjustment is presented net of accumulated depreciation of S/.604,579,000 and S/.535,603,000 as of December 31, 2003 and 2002, respectively.

Statements of Income

	2003	2002
	S/.000	S/.000
Net income according to the consolidated financial statements prepared under Peruvian GAAP	21,948	31,253
Adjustments increasing (decreasing) reported net income:
Revenue recognition—installation fee, note 34 (b)	26,627	26,007
Depreciation on revaluation of property, plant and equipment, note 34 (c)	8,283	8,283
Capitalized interest:
Capitalized interest, note 34 (d)	15,481	26,038
Depreciation on capitalized interest, note 34 (d)	(68,976)	(72,449)
Interest from debt assumed by the State, note 34 (h)	(3,348)	(11,149)
Reversal of goodwill amortization, note 34 (k)	3,314	3,366
Deferred workers’ profit sharing from US GAAP adjustments, note 34 (f)	1,503	11,039
Deferred income taxes from US GAAP adjustments, note 34 (e)	4,229	41,478
Gain from transactions with companies under common control, note 34 (i)	—	(33,545)

Net adjustments	(12,887)	(932)

Net income (loss) in accordance with U.S. GAAP	9,061	30,321

Basic and diluted earnings (losses) per share	S/.(0.005)	S/.0.018
Basic and diluted earnings (losses) per ADS (based on the shares per ADS) (*)	S/.(0.053)	S/. 0.176
Weighted average number of shares outstanding basic and diluted	1,721,964,417	1,721,964,417

(*)	Each ADS represents 10 ordinary class B shares of Telefónica del Perú S.A.A.

The following are the changes in the consolidated shareholders’ equity under U.S. GAAP, as restated by the effects of inflation, as described in Note 33(a):

S/.000
Shareholders’ equity in accordance with U.S. GAAP as of January 1, 2002	3,368,162
Net income in accordance with U.S. GAAP, 2002	30,321
Capital contribution originated from transactions with companies under common control, note 34 (i)	33,545
Accumulated other comprehensive loss:
Unrealized loss on marketable securities, net of income tax and workers’ profit sharing, note 34 (l)	(18,935)
Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2002	3,413,093
Net loss in accordance with U.S. GAAP, 2003	9,061
Declared dividends	(165,945)
Unrealized gain on marketable securities, note 34 (l)	18,935

Shareholders’ equity in accordance with U.S. GAAP as of December 31, 2003	3,275,144

With regard to the balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been, as restated:

	2003	2002
	S/.000	S/.000
Balance sheets
Trade accounts receivable	631,466	533,985
Total current assets	1,133,983	915,602
Investments, net	86,552	125,951
Property, plant and equipment, net	6,384,208	6,955,842
Goodwill, net	23,089	23,089
Intangible assets	208,873	309,667
Total non-current assets	6,749,073	7,707,660
Total liabilities	4,607,912	5,210,168

	2003	2002
	S/.000	S/.000
Statements of income
Operating income, note 34 (g) and (f)	275,775	427,940

Statement of Comprehensive Income:

	2003	2002
	S/.000	S/.000
Net Income per U.S. GAAP	9,061	30,321
Other Comprehensive Income (Loss):
Unrealized gain (loss) on marketable securities, net of income tax and workers’ profit sharing, note 34 (l)	6,081	(18,935)
Sale of marketable securities	12,854	—

Comprehensive Income (Loss):	27,996	11,386

Changes in Accumulated Other Comprehensive Income:

	2003	2002
	S/.000	S/.000
Beginning balance, January 1	(18,935)	—
Other Comprehensive Income (Loss):
Unrealized gain (loss) on marketable securities, available for sale, net of tax	6,081	(18,935)
Sale of marketable securities	12,854	—

Comprehensive Income (Loss):	—	(18,935)

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

The accompanying consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain aspects from U. S. GAAP. The effects of these significant differences are reflected in the Reconciliation Tables above and primarily relate to the items discussed in the following paragraphs:

(a)	Restatement of Financial Statements for General Price Level Changes—

Peruvian GAAP require the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts have been restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the net effect of Peruvian deflation / inflation on the monetary assets and liabilities of the Company during the year. See note 4(a).

Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. U.S. Securities Exchange Commission (“SEC”) rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders’ equity does not reflect as a difference the effect of the general price level restatement.

(b)	Revenue Recognition

During December 1999, the SEC staff released Staff Accounting Bulletin (SAB) Nº101, “Revenue Recognition” updated by SAB No 104 in December 2003, to provide guidance on recognition and disclosure of revenue in financial statements. Under Peruvian GAAP, Telefónica del Perú S.A.A. currently recognizes installation fees and the related costs when the installation is made, while under U.S. GAAP and following SAB Nº101 provisions, installation fees and the related expenses should be deferred and amortized over the expected life of the customer. The impact of adopting SAB Nº101 effective January 1, 2000 and thereafter, is presented as a reconciling item under U.S. GAAP.

(c)	Revaluation of Fixed Assets

Telefónica del Perú S.A.A. made a voluntary revaluation of certain of ENTEL’s (one of the two companies that became Telefónica del Perú S.A.A.) property, plant and equipment in 1992. This revaluation does not relate to the Company’s normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in the Reconciliation between net income and shareholders’ equity under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

(d)	Capitalized Interest

Under Peruvian GAAP, Telefónica del Perú S.A.A. and Subsidiaries do not capitalize interest cost incurred in connection with the construction of major capital projects. Under U.S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to the Company’s outstanding borrowings during each applicable period, and is included in property, plant and equipment and depreciated over the lives of the related assets. The adjustments provided in the Reconciliation between net income and shareholders’ equity under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the allocation of interest paid relating to assets constructed, as well as the additional depreciation arising from such capitalization.

(e)	Income Taxes

Since January, 1998, Peruvian GAAP recognizes the temporary differences between the tax bases of assets and liabilities and their amounts for financial purposes. As explained in note 4(o), under Peruvian GAAP, Telefónica del Perú S.A.A. began recording on December 31, 1999 the effect of the deferred tax liability as of December 31, 1997. One sixth of the accumulated liability effect is annually recorded as a charge to retained earnings, until it is fully recognized.

As allowed by Peruvian GAAP, as of December 31, 2000, the Company did not record the deferred taxes related to the revaluation of property, plant and equipment, net of its accumulated depreciation. In the year 2001, the deferred taxes were recorded in the income statement for Peruvian GAAP. Since the revaluation is not permitted under U.S. GAAP, the related deferred income tax recorded under Peruvian GAAP has been reversed.

The adjustments included in the Reconciliation between net income and shareholders’ equity under Peruvian GAAP and U.S. GAAP, mentioned above, represent the deferred tax expenses that would be computed for the differences between U.S. GAAP and Peruvian GAAP, plus the deferred tax liability not yet recorded for local purposes and the reversal of the deferred taxes related to the revaluation.

(f)	Workers’ profit sharing

Workers share the profits of the Company by receiving 10% of the Company’s taxable income (before workers’ profit sharing expense). Since January 1998, under Peruvian GAAP, temporary differences are considered in the computation of workers’ profit sharing expense for the period, following the same methodology used for deferred income taxes, explained above.

Because workers’ profit sharing is calculated on taxable income in accordance with Peruvian GAAP, it recognizes the effects of temporary differences between the accounting principles followed by the Company under U.S.GAAP plus the deferred workers’ profit sharing liability not yet recorded for local purposes and the reversal of the deferred workers’ profit sharing related to the revaluation.

Under U.S. GAAP, workers’ profit sharing expenses would be included in the determination of operating income.

(g)	Classification of Expenses included in “Others expenses, net”

Under Peruvian GAAP, the Company classified certain expenses, such as expenses related to the segregation process, provision for contingencies, allowance for doubtful accounts receivable, depreciation of property, plant and equipment and impairment loss, within the caption “others expenses, net” (see note 27). Under U.S. GAAP, these expenses would be included in the determination of operating income. Additionally, under Peruvian GAAP, the Company classified certain tax related expenses within the caption “others expenses, net” (see note 27). Under U.S. GAAP, these expenses would be included in the provision for income taxes.

(h)	Foreign Debt Assumed by the State

In February 1994, the State assumed certain of ENTEL’s foreign debt, and the State is currently negotiating directly with the various foreign creditors for final payment of such debt. Under U.S. GAAP, debt originally entered into by ENTEL would continue to be classified as a liability until the debt is paid or legally forgiven by the creditor.

As of the date of this report, there is no evidence of the debt payment or its forgiveness by the creditors, however Management is pursuing to obtain the necessary information to demonstrate that the foreign debt has been legally transferred to the Peruvian State. In consequence, for U.S. GAAP purposes, the debt will be maintained as a liability until the Company obtains the documentation to support its derecognition. When the documentation be obtained, the debt will be derecognized and recorded as income.

It is important to remark that, because the Peruvian State has assumed such debt pursuant to official government decree and is actively pursuing settlement of the debt, Management believes that the likelihood that Telefónica del Perú S.A.A. will be required to make any further payments with respect to this debt is remote.

As result, the adjustments provided in the Reconciliation between net income and shareholders’ equity under Peruvian GAAP and U.S. GAAP, mentioned above, include the effect of the net impact of interest expense, inflationary gains and exchange losses.

(i)	Gains from transactions with companies under common control

As stated in Note 27, the Company entered, in 2002, into a sale and purchase agreement whereby Telefónica Publicidad e Información S.A. acquired Telefónica Publicidad e Información Perú S.A.C., a Company’s subsidiary. The Company recorded, under Peruvian GAAP, a gain of S/.33,545,000. Under U.S. GAAP, because this transaction is between entities under common control, the gain would be treated as a capital contribution.

(j)	Derivatives and Hedge Accounting

Under Peruvian GAAP some derivatives used as foreign exchange risk management purposes are not recorded by its fair value. Under U.S. GAAP according to SFAS No. 133 all derivatives, whether designated in hedging relationships or not, should be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument and, if applicable, in related hedge item depends on its intended use and the resulting designation. The adoption of SFAS No. 133 had no material impact on our financial statements.

(k)	Goodwill amortization

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually.

All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Company does not have intangible assets with indefinite useful lives. Assuming no new acquisitions or disposals, the Company estimates that the carrying amount of intangible assets as of December 31, 2003 will be amortized on a straight-line basis over the remaining useful lives of the assets.

The Company has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002 and 2003. As a result of these analyses, Management has determined that no impairment is required for the adoption of SFAS No. 142 or for the year ended December 31, 2002 and 2003. Goodwill has been assigned to the cable television operating segment, since it relates to the purchase of Telefonica Multimedia S.A.C. The fair value of the reporting unit for which goodwill has been assigned was determined using a discounted cash flow approach. Goodwill in the cable TV segment will be tested for impairment as of December 31 of every year.

(l)	Investments

Under Peruvian GAAP the interest in Terra Networks, S.A. (see Note 11) is recorded at cost, adjusted for an impairment for a permanent decline in value. Under U.S. GAAP the investment is considered to be a marketable security that is recorded at its fair market value. In addition to the permanent decline recorded under Peruvian GAAP the decline in value that is considered temporary is recorded as a component of other comprehensive income under U.S. GAAP. During the year ended December 31, 2003, the Company has sold this investment (see note 11.c) and has reclassified all accumulated other comprehensive income to earnings.

(m)	Recently Issued Accounting Pronouncements

SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132 (Revised 2003), (“SFAS 132R”) requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. The Company does not have any pension plan of which could be impacted by this accounting pronouncement.

SFAS No. 143—Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has analyzed its concession agreements and any asset that could have a retirement obligation and has concluded that the adoption of this Statement had no impact on our financial statements.

SFAS No. 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No.

13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of this Statement had no impact on our financial statements.

SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 supersedes guidance established in the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 94-3 regarding certain exit and disposal costs. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no impact on our financial statements.

SFAS No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements relating to stock options under SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.” Since the Company does not have any stock-based compensation plan, the adoption of this Statement had no impact on our financial position or results of operations.

SFAS No. 149—Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amended and refined certain characteristics of derivative instruments and hedges. The adoption of this Statement had no impact on our financial position or results of operations.

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The adoption of this Statement had no impact on our financial position or results of operations.

FIN No. 45—Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have any impact on our financial statements.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on our financial position or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

Item 3

TRANSLATION

NOTICE OF THE SHAREHOLDERS’ MEETING OF

TELEFONICA DEL PERU S.A.A.

Pursuant to the provisions set forth in Articles 13, 16, and 17 of the company bylaws and Articles 114 and 258 of the General Corporations’ Law, the Shareholders’ Meeting will be called, to be held, on first summons, on March 26, 2004, at 9:00 hours, at Enrique Villar, block 2 s/n, Santa Beatriz, Lima. If the quorum required by law is not present, the Meeting will be held, on second summons, on Tuesday, March 30, or on third summons, on Monday, April 5, 2004, at the fixed place and time.

PURPOSE OF THE MEETING

SHAREHOLDERS’ MEETING

–	Approve the corporate management and economic results of financial year 2003.

–	Application of profits.

–	Annual compensation of directors.

–	Delegation of authority to the board of directors for the designation of external auditors for 2004.

–	Modification of the resolution for the issue of obligations.

–	Authorization for the acquisition of shares of own emission

–	Simple reorganization in favor of Telefonica Multimedia S.A.C.

ATTENDANCE

Pursuant to the provisions set forth in the General Corporations’ Law, those who have the status of shareholders on March 16, 2004 will be entitled to attend the Shareholders’ Meeting.

By virtue of the provisions set forth in Article 13 of the company bylaws, the shareholders may be represented by another person, for which purpose they must issue a power of attorney in writing with a signature legalized before a notary public, especially for the Shareholders’ Meeting, unless the power of attorney has been issued through a public deed. The powers of attorney must be registered with the Secretary of the Board, located at Avenida Arequipa 1155, sixth floor, Santa Beatriz, Lima, no less than twenty-four hours in advance of the time fixed to hold the meeting, whether it is on first, second or third call, without considering in such term the hours corresponding to non-working days.

The documentation relating to the business that will be transacted at the meeting shall be available to the shareholders of the Company at the Board of Directors Secretariat, located at Av. Arequipa 1155, 6th floor, Santa Beatriz, Lima.

Lima, February 26, 2004

Chairman of the Board

Item 4

TRANSLATION

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 1

APPROVAL OF CORPORATE MANAGEMENT AND ECONOMIC RESULTS OF FINANCIAL YEAR 2003

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Article 221 of the General Corporations’ Law, the Board of Directors has prepared the Annual Report and the financial statements for financial year 2003;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must issue a pronouncement on the corporate management and economic results of the Company expressed in the financial statements;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following:

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefonica del Peru S.A.A. resolves to approve the corporate management and the economic results of financial year 2003, which are expressed in the Annual Report and Audited Financial Statements.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 2

APPLICATION OF PROFITS

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must resolve on the application of profits that may have been obtained during the financial year;

WHEREAS, as a result of the 2003 corporate management a profit of S/. 22,965,461.58 has been obtained after deducting workers’ profit sharing and the respective taxes payable by law;

WHEREAS, pursuant to Article 229 of the General Corporations’ Law, a minimum of 10% of the year’s profits, after deducting income tax, that is, S/. 229,654.62, must be allocated to legal reserve;

WHEREAS, taking into account that in 2003 dividends have been distributed charged to the full amount of the profits withheld at December 31, 2002, it is convenient to strengthen the equity of the Company and to maintain the full amount of the net profits obtained in 2003 in the cumulative results account, to be applied on a later date.

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following:

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefonica del Peru S.A.A. resolves:

1.—To approve that the full amount of the net profits of Telefonica del Peru S.A.A., after deducting the workers’ profit sharing and the corresponding taxes payable by law, and deducting the legal reserve, be allocated to the Company’s cumulative results account.

2.—Pursuant to the dividend policy approved at the Shareholders’ Meeting dated March 5, 1997, to empower the Board of Directors to fix, should it deem it relevant and after assessing the company’s financial situation, a provisional dividend on account of the final dividend to be approved by the Shareholders’ Meeting for financial year 2004, authorizing it for such purpose to fix the amount, and the respective cut-off, registration and delivery dates and any other aspect that may be required, as appropriate, to enforce it.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 3

BOARD OF DIRECTORS’ COMPENSATION

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must fix the Board of Directors’ compensation;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefonica del Peru S.A.A. resolves to maintain as the directors’ compensation for financial year 2004, the one fixed at the Shareholders’ meeting dated March 9, 1998. This compensation will be paid only to those directors who are not simultaneously executives of any of the companies pertaining to the Telefonica Group, with the exception of the Chairman of the Board and the General Manager.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 4

DELEGATION OF FACULTIES TO THE BOARD OF DIRECTORS FOR THE

DESIGNATION OF EXTERNAL AUDITORS FOR FINANCIAL YEAR 2004

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must designate or delegate to the Board of Directors the designation of the company’s external auditors;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefonica del Peru S.A.A. resolves to delegate to the Board of Directors the designation of the external auditors for financial year 2004.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 5

MODIFICATION OF RESOLUTION FOR THE ISSUE OF OBLIGATIONS

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Article 115 of the Business Corporations’ Law and in Article 17 of the company bylaws, the Shareholders’ Meeting must issue a statement on the issue of obligations;

WHEREAS, pursuant to a resolution adopted on March 26, 2002, the Mandatory Annual Shareholders’ Meeting authorized to maintain outstanding bonds up to the amount of US$ 680 million and short term instruments up to the amount of US$ 300 million, without in any case the principal of the debt resulting from the issue of both securities, jointly, exceeding US$ 900 million or the equivalent thereof in local currency, up to a term of three years counted form the date of adoption of such resolution, which expires on March 26, 2005.

WHEREAS, it is convenient to propose to the Mandatory Annual Shareholders’ Meeting the extension of the term contemplated for the issue of obligations for an additional period of three years, to expire on March 26, 2008.

In view of the foregoing, the board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following:

MOTION :

1.	To authorize the issue of obligations by the Company in the following terms:

a)	Until March 26, 2008 the Company may issue bonds, whether they are registered or coupon bonds, with or without specific collateral, up to the outstanding amount of US$ 680 million, distributed into several tranches during said period, expressed either in local or foreign currency, to be offered on the national and international market.

(b)	Until March 26, 2008, the company may issue short-term bonds, whether they are registered or coupon bonds, with or without specific collateral, up to the outstanding amount of US$ 300 million, distributed in several tranches through programs to be performed during said period, expressed either in national or local currency, to be offered on the national and international market.

(c)	It shall be specified that at no time the principal of the debt contracted by virtue of the issue of the securities referred to in items a) and b) hereof may exceed, in the aggregate, US$ 900 million or the equivalent thereof in local currency.

d)	The board of directors shall be authorized, within the approved limits, to determine the amount and the series of each short-term bond and instrument issue which may be necessary or expedient in accordance with the company’s financing needs; and to establish all the terms and conditions thereof and to approve and sign as many contracts, documents or notices, whether public or private, that may be required for the issue and placement of the securities on the national and international market. It is stated for the record that this is the intention of the Mandatory Annual Shareholders’ Meeting to confer upon the board of directors the broadest authority to resolve all matters related to the issue of short term bonds and instruments performed hereunder, being able to delegate its authority, in whole or in part, to commissions or committees to be set up for this purpose or to the Chairman of the Board, to the General Manager or to one or more Directors, to one or more officers of the Company or to persons external to the Company.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 6

AUTHORIZATION TO ACQUIRE SHARES OF OWN ISSUE

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Article 84 of the Sole Revised Text of the Securities Market Law, approved by Supreme Decree No. 093-2002.EF, and provided the Shareholders’ Meeting authorizes it, the companies whose shares are negotiated on the exchange floor may temporarily acquire and maintain in their portfolio shares of own issue, charged to profits and reserves of free disposability, the amount of said shares being reflected in a reserve until they are amortized or sold.

WHEREAS, on its part, Article 104 of the General Corporations’ Law provides that companies may acquire their own shares charged to benefits and free reserves, in order to maintain them in their portfolio for a term of no more than two years and in an amount not to exceed ten percent of the subscribed capital.

The board of directors proposed the following to the Shareholders’ Meeting:

MOTION :

The	Shareholders’ Meeting of Telefonica del Peru S.A.A. resolves:

1.	To authorize the Company so that, charged to profits and reserves of free disposability, for a term of no more than two years and in an amount not to exceed 10% of the subscribed capital, it may acquire shares of own issue and keep them in its portfolio.

2.	To authorize the board of directors to this end, so that with the broadest authority, it may resolve the convenience, timeliness, amount and other aspects related to the possible acquisition and disposal of the shares of own issue, observing the limits and maximum time frames established by law for the shares to remain in possession of the Company. Pursuant to the provisions set forth in item q) of Article 32 of the company bylaws, the board of directors may delegate or replace, in whole or in part, the authority that has been conferred upon it, to the Chairman of the Board, the General Manager, one or more directors, one or several officers of the Company or to persons external to the company.

3.	Pursuant to the provisions set forth in Article 104 of the General Corporations’ Law, the rights corresponding to shares of own issue that are maintained in the portfolio will be suspended while they are in possession of the Company. The value thereof will be reflected in a special account of the balance sheet and shall not be considered for purposes of computing the quorum and majorities established by law for the installation and adoption of resolutions by the corresponding Shareholders’ Meeting and Special Shareholders’ Meeting.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 7

SIMPLE REORGANIZATION IN FAVOR OF TELEFONICA MULTIMEDIA S.A.C.

THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in item 7 of Article 115 of the General Corporations’ Law and in item f) of Article 17 of the company bylaws, it falls under the sphere of duty of the Shareholders’ Meeting to approve the transformation, merger, spin off, reorganization, among other business reorganization scenarios.

WHEREAS, pursuant to the provisions contained in Article 391 of the General Corporations’ Law, it is in the interest of Telefonica del Peru S.A.A. to segregate an equity block of its property formed by the assets or liabilities associated to the cable line of business, which will be contributed to its affiliate Telefonica Multimedia S.A.C. through a simple reorganization process.

WHEREAS, the transfer of said equity block will contribute to the development of the business of Telefonica Multimedia S.A.C., without this affecting in any way the equity of Telefonica del Peru S.A.A., which will subscribed the shares to be issued by the former as a result of said transaction.

The board of directors proposes the following to the Mandatory Annual Shareholders’ Meeting:

MOTION :

1.	As a result of the provisions set forth in Article 391 of the General Corporations’ Law, the Shareholders’ Meeting of Telefonica del Peru S.A.A., hereby approves a simple reorganization in favor of its affiliate, Telefonica Multimedia S.A.C. and, as a consequence thereof, the segregation and transfer to it of the equity block owned by the former consisting of the assets or liabilities related to the cable television line of business.

2.	To delegate full faculties to the board of directors to determine and value the assets or liabilities that, as applicable, will integrate the equity block to be transferred to Telefonica Multimedia S.A.C. and perform all the acts and sign all the public or private documents that may be necessary or expedient to carry out the simple reorganization in favor of the referred affiliate. Pursuant to the provisions set forth in item q) of Article 32 of the company bylaws, the board of directors may delegate or replace the authority conferred upon it, in whole or in part, to the Chairman of the Board, the General Manager, one or more directors, one or more officers of the Company or persons external to the Company.

PROPOSED SIMPLE REORGANIZATION

OF

TELEFONICA DEL PERU S.A.A.

February 2004

INTRODUCTION

This Proposed Simple Reorganization (hereinafter the “Proposal”) involves Telefonica del Peru S.A.A. (hereinafter, “Telefonica”) and its affiliate Telefonica Multimedia S.A.C. (hereinafter, “Multimedia”). This operation forms part of the restructuring per lines of business that the economic group of Telefonica, S.A. has implemented starting in 2000.

As it is public knowledge, in the Peruvian case the reorganization per lines of business has been made in respect of the mobile telephony, data and directory businesses. Thus, effective January 11, 2000, Telefonica, through a simple reorganization, contributed to Telefonica Moviles S.A.C. the equity block owned by it consisting of assets and liabilities related to the mobile telephony line of business. In the same sense, on December 26, 2000, Telefonica, contributed to Telefonica Publicidad e Información Peru S.A.C., through a simple reorganization, the equity block consisting of the directory business. Finally, effective January 1, 2001, through a spin-off, Telefonica segregated from its equity its investments in the mobile telephony business, as well as the assets and liabilities associated to the data line of business, which it transferred, respectively, to Telefonica Moviles Peru Holding S.A.A. and Telefonica Empresas Peru S.A.A. (formerly Telefonica Data Peru Holding S.A.A.).

On this occasion, and consistent with the corporate reorganization process, Telefonica intends to consolidate the development the cable television line of business exploited by its affiliate Multimedia, to which it will contribute the equity block consisting of assets associated thereto, in the form of a simple reorganization contemplated in Article 391 of the General Corporations’ Law (hereinafter, the Law).

By virtue of the foregoing, the Proposal submitted for the consideration of the Board of Telefonica contemplates said simple reorganization process, in the terms set forth below.

Companies participating in the simple reorganization

Telefonica

•	Company data—Telefonica is an open corporation organized in accordance with the laws of the Republic of Peru. Its main office is located at Av. Arequipa 1155, Santa Beatriz, province and department of Lima, Peru. it was organized in the city of Lima, through a public deed dated June 25, 1920 and is registered in entry No. 11015766 of the Registry of Legal Entities of Lima.

At December 31, 2003, the fully subscribed and paid-in share capital of Telefonica del Peru amounts to S/. 1,721,964,417.00 (one thousand seven hundred and twenty-one million nine hundred seventy-four thousand four hundred seventeen and 00/100 Nuevos Soles), represented by 1,721,964,417 nominal shares worth S/. 1.00 each, fully subscribed and paid-in and divided into three classes of shares.

The shares of Telefonica are listed in the Lima Stock Exchange, and its activities are subject to supervision by the National Commission on the Supervision of Companies and Securities .

•	Activities of the company on the market—The bylaws of Telefonica provide that its main purpose is to engage in the provision of every type of telecommunications services, being able to participate in the operation and exploitation of international telecommunications services by satellite, submarine cables and other means offered by technological development; and perform, for its own benefit, or for third parties, data processing work, as well as investigation, development, promotion and application of every type of components and equipment directly or indirectly used in telecommunications; market every type of goods and services and acquire and own shares, participating interests or other interests in shares or other entities, regardless of their purpose or activity.

In order to fulfill the above-mentioned purposes, it may export, import and bring into the country any type of goods under any of the customs regimes permitted by law. All the activities that make up its corporate purpose may be performed both in Peru and abroad, and my be performed directly by it or through the establishment of affiliates or subsidiaries or by participating in other companies, in whole or in part. It may also engage in any other commercial, industrial or productive activity, whether or not it is related to telecommunications, provided it is approved by the Board of Directors and assists in attaining its corporate purposes.

Economic Group

Telefonica belongs to the economic group of Telefonica S.A., a Spanish company engaged in the telecommunications business. The Telefonica group is formed by Telefonica S.A., the heads of the Group in Spain of the business lines exploited by local companies, Telefonica Peru Holding S.A.C., Telefonica del Peru S.A.A., Telefonica Empresas Peru S.A.A., Telefonica Moviles Peru Holding S.A.A., Telefonica Publicidad e Informacion Peru S.A.C. and their respective affiliates. The main shareholder of Telefonica is Telefonica Internacional, S.A. (a company incorporated in the Kingdom of Spain and head of all the companies belonging to the Telefonica group that exploit the fixed telephony line of business), which in this case is the direct owner of 49.53% of the shares of stock and, additionally, indirectly owns 47.53% through its affiliate Telefonica Peru Holding S.A.C.

Multimedia

Company data—Multimedia is a closed corporation incorporated through a public deed dated May 18, 1995, registered in entry 166251 of the Registry of Legal Entities of Lima. The address of Multimedia is Camino Real 155, San Isidro, province and department of Lima.

Multimedia has a share capital amounting to S/. 251,415,733, 00 (two hundred fifty-one million four hundred fifteen thousand six hundred and thirty-three and 00/100 Nuevos Soles), represented by the same number of shares with a face value of S/.1.00 (one and 00/100 Nuevo Sol) each, fully subscribed and paid in.

The shareholders of Multimedia are (i) Telefonica, holder of 251,415,731 shares and (ii) Telefonica Servicios Integrados S.A.C., holder of 2 shares.

Activities of the company on the market—The bylaws of Multimedia provide that its main purpose is to provide cable television services, which are understood to be the distribution to residential or commercial subscribers of multichannel transmission of audiovisual signals in real time or of taped programs, either originally produced or delivered by satellite means, including basic cable television service, special or paid services, both individual or multichannel, video on demand and interactive and multimedia television services, through any technical means or physical support allowed by the legislation. The company may perform, in general, directly or through affiliates incorporated for this purpose, any commercial activity related to the above-described services and related activities, as well as any type of business related to the main purpose or which is convenient for the corporate interests, including, without limitation, the performance, maintenance and contracting of networks and other infrastructure that may be required in order to attain the corporate purpose.

The proposed simple reorganization

The corporate aspects of the simple reorganization procedure are regulated by Article 391 of the Law. Taking into account that the simple reorganization is the contribution of an equity block, the provisions contained in Articles 25 to 30 and 76 of the Law related to non-monetary contributions will be applicable.

Pursuant to the provisions contained in item 7 of Article 115 of the Law, it is hereby proposed to the Shareholders’ Meeting to approve the simple reorganization of Telefonica in favor of its affiliate Multimedia by transferring to it the equity block owned by the former consisting of the assets required to carry out its corporate purpose.

In order to carry out this operation, it is proposed to the Shareholders’ Meetings to delegate authority to the board of directors of Telefonica so that it may (i) determine the assets or liabilities that will make up the equity block to be contributed to Multimedia; (ii) to proceed to value the equity block being transferred, considering as criterion for this purposes the book value thereof or any other one that it deems appropriate; and (iii) to perform every act that may be necessary or expedient to perform the simple reorganization in favor of Multimedia.

Pursuant to the provisions set forth in item q) of Article 32 of the Bylaws of Telefonica, the Board of Directors may delegate or replace the authority conferred upon it, in whole or in part, to the Chairman of the Board, the General Manager, one or several Directors, one or several officers of the Company or persons external to the Company.

Effects of the simple reorganization

By virtue of the proposed simple reorganization, Telefonica will segregate from its equity a block consisting of the assets and/or liabilities related to the cable television line of business, which it will contribute to Multimedia. As a result of said contribution, Multimedia will increase its share capital in an amount equivalent to the value of the equity block transferred and will issue new shares, which will be subscribed by Telefonica.

The described operation will allow the assignment to Multimedia of the assets or liabilities related to the line of business it exploits, without resulting in any variation whatsoever in the equity of Telefonica, which will subscribe the shares issued by the former.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date:	March 23, 2004	By:	/s/ Julia María Morales Valentín

			Name: Title:	Julia María Morales Valentín General Counsel of Telefónica del Perú S.A.A.